1 0 0  Y E A R S   O F  H E A R T

2005 – 2006 SASKATCHEWAN
MID-YEAR REPORT

BUDGET UPDATE

SASKATCHEWAN

The Hon. Harry Van Mulligen
Minister of Finanace

T A B L E O F C O N T E N T S
Economic Overview	2
Financial Overview	10
Meeting Commitments/Fulfilling Promises	17

GENERAL REVENUE FUND (GRF) FINANCIAL TABLES UPDATE
GRF - Statement of Revenue	24
GRF - Statement of Expense	25
GRF - Statement of Borrowing Requirements	26
GRF - Statement of Debt	27
GRF - Statement of Guaranteed Debt	28

SUMMARY STATEMENT UPDATE
Summary Statement of Surplus	30
Summary Statement of Debt	32

Appendix 1 - 2005-06 GRF Oil Revenue	33
Appendix 2 - Smoking Ban Impact - Update	36

PERFORMANCE PLAN SUMMARY
2005-06 Performance Plan Summary	40
Make Saskatchewan an Affordable Place to Live and Raise a Family	41
Build a Green and Prosperous Economy	47
Provide the Best Health Care in Canada	60
Build a Future for Our Young People Here	69

E C O N O M I C    O V E R V I E W

INTRODUCTION

The 2005-06 Budget forecasted Saskatchewan to have relatively strong economic growth in 2005 and 2006. This forecast was based on several key assumptions:

•	Global economic growth would continue, albeit at a slower rate, through the forecast period after a relatively strong year in 2004.

•	U.S. growth was expected to trend lower.

•	Canadian economic growth would pick up slightly in 2005, but ease in 2006.

•	The value of the Canadian dollar and Canadian interest rates were projected to rise moderately over the forecast period.

•	Energy prices were expected to remain strong relative to historic levels.

•	Grain prices were expected to rebound after a poor year in 2004.

•	Both the quantity and quality of the crop harvest would return to normal in 2005.

So far in 2005, U.S. economic growth has been higher than assumed in the 2005-06 Budget, but Canadian real GDP growth has been slightly lower. Although on an upward trend, Canadian interest rates and the value of the Canadian dollar have been lower than previously assumed. Energy prices have been higher and crop production is currently anticipated to be larger than last year and the ten-year average.

The 2005-06 Mid-Year Report sees Saskatchewan’s economy on track to posting a real GDP growth rate of 3.0 per cent in 2005, unchanged from the 2005-06 Budget forecast. However, the economic growth of the Province is now projected to ease slightly in 2006 due to rising interest rates, a stronger Canadian dollar and an assumed return to an average harvest level.

GLOBAL ECONOMIC CONDITIONS

In the 2005-06 Budget, global economic growth was expected to moderate in 2005, particularly for Saskatchewan’s main trading partners. It was assumed that U.S. economic growth would decelerate from 4.4 per cent in 2004 to 3.2 per cent in 2005 and 3.0 per cent in 2006 as rising interest rates and higher energy prices were expected to take some of the steam out of U.S. consumer spending.

So far in 2005, U.S. real GDP growth has been slightly higher than expected at 3.8 per cent in the first quarter, 3.3 per cent in the second quarter and 3.8 per cent in the third quarter. U.S. economic growth is now projected to be 3.7 per cent in 2005 and 3.2 per cent in 2006.

China’s economy has continued to grow at a scorching rate of 9.4 per cent in the first quarter of 2005 and 9.5 per cent in the second quarter. This is slightly above the 9.3 per cent annual rate posted in 2004.

Japan’s economic growth, however, has slowed from 2.6 per cent in 2004 to 1.0 per cent in the first quarter and 2.2 per cent in the second quarter of this year. South Korea has slowed from 4.6 per cent real GDP growth in 2004 to 2.7 per cent and 3.3 per cent in the first and second quarters of 2005, respectively.

2005-06 Saskatchewan Mid-Year Report

Mexico’s growth has dropped from 4.4 per cent last year to 2.4 per cent and 3.1 per cent in the first and second quarters of 2005, respectively. Brazil’s economy slowed to 2.6 per cent real GDP growth in the first quarter and 3.7 per cent in the second quarter from 4.6 per cent in 2004. The Euro Zone’s growth remains moribund, sliding from 1.8 per cent last year to 1.3 per cent and 1.1 per cent in the first two quarters of 2005.

CANADIAN ECONOMIC OUTLOOK

The 2005-06 Budget’s economic forecast assumed Canada’s real GDP would grow by 3.0 per cent in 2005 and 2.7 per cent in 2006. The Canadian economy posted real GDP growth of 2.1 per cent in the first quarter and 3.2 per cent in the second quarter of this year.

The forecast for Canadian economic growth for 2005 was revised downwards following lower-than-expected growth in the first half of the year. Canada’s real GDP is now expected to increase at an annual rate of 2.8 per cent in both 2005 and 2006.

Inflation has been slightly higher than anticipated this year. The 2005-06 Budget forecasted the Consumer Price Index (CPI) to increase by 1.5 per cent in 2005. Through September of this year, the Canadian CPI increased by 2.2 per cent, largely due to higher energy prices.

Short-term interest rates posted an average of 2.5 per cent in the first nine months of 2005, lower than the 2005-06 Budget assumption of 2.7 per cent. The Bank of Canada, however, has raised its key short-term interest rate, the Overnight Rate, by 25 basis points in each of its last two interest rate announcements, raising the Overnight Rate from 2.5 per cent in July 2005 to 3.0 per cent in October 2005. As such, short-term interest rates are projected to average 2.7 per cent in 2005, but rise to 3.3 per cent in 2006.

Long-term interest rates have averaged 5.4 per cent in the first nine months of 2005. Long-term interest rates are projected to average 5.6 per cent in 2005 and 6.3 per cent in 2006.

The value of the Canadian dollar has averaged 81.9 cents US through September 2005. The 2005-06 Mid-Year economic forecast assumes the Canadian dollar will average 82.6 cents US in 2005 and 85.7 cents US in 2006.

CANADIAN AND U.S. ECONOMIC CONDITIONS
(Per Cent Change Unless Noted Otherwise)

	2005-06 Budget		Year-to-Date			2005-06 Mid-Year
	2005	2006	2005		Period	2005	2006
U.S. Growth	3.2	3.0	3.8/3.3/3.8	*	Q1/Q2/Q3	3.7	3.2
Canadian Growth	3.0	2.7	2.1/3.2	*	Q1/Q2	2.8	2.8
Canadian CPI	1.5	1.6	2.2		Jan. - Sept.	2.2	1.8
Canadian Short-term	2.7	2.9	2.5		Jan. - Sept.	2.7	3.3
Interest Rate (%)
Canadian Long-term	6.6	6.8	5.4		Jan. - Sept.	5.6	6.3
Interest Rate (%)
Canadian Dollar (US cents)	83.2	82.3	81.9		Jan. - Sept.	82.6	85.7

* Seasonally adjusted, annualized growth rates

2005-06 Saskatchewan Mid-Year Report

NON-RENEWABLE RESOURCES

The 2005-06 Budget estimated an average price of US$41.50 per barrel of West Texas Intermediate (WTI) oil for 2005 and US$36.00 per barrel for 2006. Due to tight supplies and strong global demand, oil prices have risen substantially higher than expected.

The price of a barrel of WTI oil is currently estimated to average US$57.30 this year and US$61.00 next year. WTI oil has averaged US$54.13 per barrel in the first eight months of 2005.

In the 2005-06 Budget, the price for natural gas was forecasted to be $6.00 per gigajoule (GJ) in 2005 and $5.75 per GJ in 2006. Natural gas prices, like oil prices, have also risen due to supply concerns and strong demand.

The price of natural gas averaged $6.64 per GJ in the first eight months of 2005 and is expected to climb significantly through the rest of the forecast period. The price of natural gas is currently projected to average $8.10 per GJ in 2005 and $9.50 per GJ in 2006.

Strong demand pushed potash prices up nearly 19 per cent in 2004 to $214.86 per tonne. The 2005-06 Budget assumed this trend would continue in the near term pushing potash prices to $240.46 per tonne in 2005 and $247.61 per tonne in 2006.

Potash demand has been stronger than anticipated and this has pushed potash prices up significantly in 2005. Through August 2005, the price for potash has averaged $282.00 per tonne. The 2005-06 Mid-Year forecast assumes the average price of potash will be $280.28 per tonne in 2005 and $273.96 per tonne in 2006.

AGRICULTURE

Crop production significantly increased in 2004 compared to 2003. However, the quality of last year’s crop was abysmal due to poor weather in the fall. The poor quality of the crop depressed the average price received for Saskatchewan’s crops.

The 2005-06 Budget assumed that both crop quantity and quality would return to normal in 2005. It was expected that prices would improve in 2005 and 2006 as crop quality improved.

The 2005-06 Budget forecasted wheat prices at $131.63 per tonne in 2005 and $131.18 per tonne in 2006. The price of barley was forecasted to be $89.51 per tonne and $92.82 per tonne in 2005 and 2006, respectively. Canola was projected to rise to $240.70 per tonne in 2005 and $279.14 per tonne in 2006.

NON-RENEWABLE RESOURCE PRICES

	2005-06 Budget		Year-to-Date		2005-06 Mid-Year
	2005	2006	2005	Period	2005	2006
WTI Oil (US$/barrel)	41.50	36.00	54.13	Jan. - Aug.	57.30	61.00
Natural Gas (C$/GJ)	6.00	5.75	6.64	Jan. - Aug.	8.10	9.50
Potash (C$/tonne)	240.46	247.61	282.00	Jan. - Aug.	280.28	273.96

2005-06 Saskatchewan Mid-Year Report

MAJOR CROP PRICES*

	2005-06 Budget		2005-06 Mid-Year
	2005	2006	2005	2006
Wheat (C$/tonne)	131.63	131.18	107.03	140.00
Barley (C$/tonne)	89.51	92.82	80.32	83.16
Canola (C$/tonne)	240.70	279.14	267.13	230.77

* Crop year basis

The 2005-06 Mid-Year economic forecast projects the price of wheat to be lower in 2005 relative to the 2005-06 Budget assumption at $107.03 per tonne, but higher in 2006 at $140.00 per tonne. The 2005-06 Mid-Year forecast expects barley prices to be lower compared to the 2005-06 Budget at $80.32 per tonne in 2005 and $83.16 per tonne in 2006.

The price of canola is now forecasted to be higher than anticipated in the 2005-06 Budget forecast in 2005, but lower in 2006. The price of canola is expected to reach $267.13 per tonne in 2005 and fall to $230.77 per tonne in 2006.

These prices reflect the quality of the crop harvested in a given crop year which begins in August and ends in July and are, therefore, weighted averages of the different grades of crops harvested in Saskatchewan. They do not show actual prices received by an individual farmer.

The 2005-06 Budget assumed crop production of 27.0 million tonnes in 2005. Saskatchewan Agriculture and Food’s current estimate of provincial crop production in 2005 is 28.6 million tonnes, nearly 20.0 per cent more than the 10-year average. However, the quality of the 2005 crop is expected to be below average, mainly because of excessive moisture during harvest.

SASKATCHEWAN’S ECONOMIC OUTLOOK

Saskatchewan’s economy is on track to posting 3.0 per cent real economic growth in 2005, unchanged from the 2005-06 Budget forecast. Exports, investment, consumer spending and a larger-than-expected crop harvest will support the economic growth in 2005. However, Saskatchewan’s real GDP growth is forecasted to moderate to 2.3 per cent in 2006 due to rising interest rates, a stronger Canadian dollar and an assumed return to a normal harvest level.

In nominal dollars, the provincial economy is set to expand by 7.2 per cent this year and 6.5 per cent in 2006 as a result of the commodity price boom. The 2005-06 Budget forecasted nominal GDP growth of 1.8 per cent and 4.1 per cent for 2005 and 2006, respectively.

ECONOMIC FORECAST FOR SASKATCHEWAN
(Per Cent Increase Unless Noted Otherwise)

	2005-06 Budget		2005-06 Mid-Year
	2005	2006	2005	2006
Real GDP	3.0	2.7	3.0	2.3
Nominal GDP	1.8	4.1	7.2	6.5
CPI	1.6	2.0	2.7	2.3
Employment (000s)	4.3	4.8	5.0	4.1
Unemployment (%)	5.4	5.3	5.1	5.1

2005-06 Saskatchewan Mid-Year Report

It is important to note that even though the growth rate projected in the Mid-Year Report for 2005 is the same as the 2005-06 Budget forecast and the growth rate forecasted for 2006 is lower, the level of real GDP projected for 2005 and 2006 in the Mid-Year Report is higher than in the 2005-06 Budget, based on revised estimates of economic performance back to 2001.

For 2005, the level of real GDP projected in the Mid-Year Report is $34.8 billion, approximately $850 million more than the 2005-06 Budget real GDP level of $33.9 billion. For 2006, the real GDP level forecasted in the Mid-Year Report is $35.6 billion, about $700 million higher than the $34.8 billion forecasted in the 2005-06 Budget.

The 2005-06 Budget forecasted Saskatchewan’s inflation rate, as measured by the rate of increase in the Consumer Price Index, at 1.6 per cent in 2005 and 2.0 per cent in 2006. The 2005-06 Mid-Year Report is projecting an inflation rate of 2.7 per cent this year and 2.3 per cent in 2006 due to higher energy prices.

In the 2005-06 Budget, the level of employment was forecasted to increase by 4,300 new jobs in 2005 and 4,800 new jobs in 2006. The unemployment rate was projected at 5.4 per cent and 5.3 per cent in 2005 and 2006, respectively.

Employment in Saskatchewan is now expected to increase by 5,000 new jobs in 2005 and 4,100 new jobs in 2006. The provincial unemployment rate is projected to be 5.1 per cent in both 2005 and 2006.

PRIVATE SECTOR FORECASTS

At the time of the 2005-06 Budget, private sector forecasters expected real GDP growth of 2.9 per cent, on average, for Saskatchewan in 2005. The Conference Board of Canada predicted the highest rate of real GDP growth in 2005 at 3.4 per cent while Global Insight was the lowest at 2.6 per cent.

The private sector forecasters’ current expectations for Saskatchewan’s real GDP growth in 2005 have improved to 3.1 per cent. Toronto-Dominion Bank now has the highest forecast for Saskatchewan’s real GDP growth at 3.6 per cent while Global Insight remains the lowest at 2.6 per cent.

2005-06 Saskatchewan Mid-Year Report

PRIVATE SECTOR FORECASTS FOR SASKATCHEWAN REAL GDP GROWTH – 2005*
(Per Cent)

Forecaster	At Budget	At Mid-Year
Global Insight	2.6	2.6
Conference Board	3.4	2.7
TD Bank	3.0	3.6
Royal Bank	2.9	3.5
Bank of Montreal	2.7	3.0
CIBC	2.9	2.9
Scotia Bank	3.0	3.4
Average	2.9	3.1
Saskatchewan Finance	3.0	3.0

* As at the end of October 2005

In comparing private sector forecasts for the Canadian provinces, relatively little has changed from Saskatchewan’s perspective. At the time of the 2005-06 Budget, these private sector forecasters ranked Saskatchewan third in real economic growth among the Canadian provinces for 2005. Private sector forecasters expected Alberta to have the highest rate of real GDP growth in 2005 at 3.7 per cent followed by British Columbia at 3.1 per cent.

The current view has not changed significantly since the time of the 2005-06 Budget. Alberta and British Columbia are forecasted to have the highest rates of real GDP growth among the Canadian provinces, albeit at higher rates of growth than previously expected, at 4.0 per cent and 3.6 per cent, respectively. Saskatchewan continues to rank third, also at a slightly higher rate of 3.1 per cent.

AVERAGE OF PRIVATE SECTOR FORECASTS OF REAL GDP GROWTH FOR CANADIAN PROVINCES – 2005*
(Per Cent Unless Noted Otherwise)

Province	At Budget	Rank	At Mid-Year	Rank
Canada	2.9		2.8
Newfoundland and Labrador	2.1	6	1.5	8
Prince Edward Island	1.8	8	2.0	7
Nova Scotia	2.1	6	2.1	6
New Brunswick	2.1	6	2.4	5
Québec	2.4	5	2.4	5
Ontario	2.0	7	2.4	5
Manitoba	2.8	4	2.6	4
Saskatchewan	2.9	3	3.1	3
Alberta	3.7	1	4.0	1
British Columbia	3.1	2	3.6	2

* As at the end of October 2005

2005-06 Saskatchewan Mid-Year Report

SASKATCHEWAN’S ECONOMIC
INDICATORS IN 2005

On balance, year-to-date economic indicators suggest the projected economic growth for Saskatchewan for 2005 is broadly on track. Sales of crude oil increased by 15.4 per cent, for example, in the first seven months of 2005 due to higher prices. Also, the number of new oil wells drilled in Saskatchewan has increased by 19.6 per cent through the first eight months of this year.

In the first seven months of 2005, natural gas production went up 2.8 per cent and the value of natural gas sales has increased 6.3 per cent. Drilling for new gas wells, however, has decreased by 27.9 per cent in the first eight months of 2005.

The value of sales for potash has increased a remarkable 30.7 per cent in the first eight months of 2005. At the same time, potash production has risen 6.2 per cent through the same period.

A variety of other economic indicators have also performed well this year. The value of manufacturing shipments has increased by 6.9 per cent through August 2005 while international exports from Saskatchewan have risen by 9.5 per cent in the same period.

Retail trade has increased by 8.7 per cent and wholesale trade has surged by 16.4 per cent in the first eight months of 2005. New vehicles sales have increased by 5.0 per cent over the same period.

The provincial construction industry has been busy in 2005, although activity is concentrated in the non-residential sector. The value of building permits has increased 15.7 per cent through August, but housing starts have dropped 22.1 per cent in the first six months of 2005.

The provincial labour market has also performed well this year. Through October, the average level of employment in Saskatchewan has increased by 5,330 new jobs while the unemployment rate has averaged 5.2 per cent.

2005 SASKATCHEWAN ECONOMIC INDICATORS
(Per Cent Change Unless Noted Otherwise)

Indicators		Period Covered
Volume of Oil Production	-0.8	Jan. - July
Value of Oil Sales	15.4	Jan. - July
New Oil Wells Drilled	19.6	Jan. - Aug.
Volume of Natural Gas Production	2.8	Jan. - July
Value of Natural Gas Sales	6.3	Jan. - July
New Natural Gas Wells Drilled	-27.9	Jan. - Aug.
Volume of Potash Production	6.2	Jan. - Aug.
Value of Potash Sales	30.7	Jan. - Aug.
Employment (000s)	5.3	Jan. - Oct.
Unemployment Rate (%)	5.2	Jan. - Oct.
Value of Manufacturing Shipments	6.9	Jan. - Aug.
International Exports	9.5	Jan. - Aug.
Retail Trade	8.7	Jan. - Aug.
Wholesale Trade	16.4	Jan. - Aug.
New Vehicle Sales	5.0	Jan. - Aug.
Value of Building Permits	15.7	Jan. - Aug.
Housing Starts	-22.1	Jan. - June

2005-06 Saskatchewan Mid-Year Report

CONCLUSION

The 2005-06 Budget forecasted that Saskatchewan would post 3.0 per cent growth in real GDP in 2005. The 2005-06 Mid-Year economic forecast, private sector forecasts and various economic indicators suggest this forecast is on track.

With any forecast, however, there are risks that cannot be predicted and these risks produce uncertainty surrounding the forecast. For example, Saskatchewan’s economy could under-perform the growth rate projected for 2005 if the quantity and quality of the harvest turn out to be worse than currently expected.

Sustained high energy prices could seriously dampen global economic growth next year, particularly for the province’s main trading partners. Such a development may reduce demand for Saskatchewan’s primary export goods.

Average interest rates and the average value of the Canadian dollar could be higher than expected if they continue to increase in coming months. Significantly higher interest rates and value of the Canadian dollar could reduce economic growth.

2005-06 Saskatchewan Mid-Year Report

F I N A N C I A L    O V E R V I E W

OVERVIEW

The 2005-06 approved budget estimated a General Revenue Fund (GRF) surplus of $69,000.

At mid-year:

•	Revenue is up $843.4 million or 12.0 per cent from the approved budget (up $588.1 million from 1st quarter);

•	Operating expense is up $552.6 million or 8.4 per cent from the approved budget (up $413.5 million from 1st quarter);

•	Interest costs are down $30.0 million from the approved budget (and 1st quarter); and,

•	The current forecast does not require a transfer from the Fiscal Stabilization Fund (FSF) to achieve a GRF balance, whereas the approved budget relied on a $174.5 million transfer (and the 1st quarter relied on a $58.3 million transfer). In fact, an additional $11.3 million is being transferred from the GRF into the FSF to align federal funding with program spending for the early learning and child care initiative.

With no transfer from the FSF, the GRF surplus is $135.1 million.

Allowing $59.0 million for unbudgeted government-owned capital acquisitions leaves $76.1 million in permanent debt reduction in government debt.

Total provincial debt is down $356.8 million from the approved budget (down $216.0 million from 1st quarter), reflecting:

•	A $244.3 million reduction in Government debt from the approved budget (a $135.6 million reduction from 1st quarter); and,

•	A $112.5 million reduction in Crown corporation debt from the approved budget (an $80.4 million reduction from 1st quarter).

On a summary statement basis, the current forecasted surplus of $207.1 million represents a $409.7 million improvement from the approved budget estimate of a deficit of $202.6 million.

2005-06 FORECAST OVERVIEW

(Millions of Dollars)	Budget	1st Quarter	Mid-Year	Change from Budget	Change from 1st Quarter
Revenue	$7,007.5	$7,262.8	$7,850.9	$843.4	$588.1
Operating Spending	6,593.9	6,733.0	7,146.5	552.6	413.5

Operating Surplus	413.6	529.8	704.4	290.8	174.6
Interest Costs	588.0	588.0	558.0	(30.0)	(30.0)

Pre-FSF Balance	(174.4)	(58.2)	146.4	320.8	204.6
FSF Transfer	174.5	58.3	(11.3)	(185.8)	(69.6)

GRF Surplus	$0.1	$0.1	$135.1	$135.0	$135.0

Capital Acquisitions			$59.0

Permanent Debt Reduction			$76.1

2005-06 Saskatchewan Mid-Year Report

GRF REVENUE

Taxes are up $79.7 million from the approved budget ($74.7 million from 1st quarter) due to:

•	A $40.0 million increase in Corporation Capital Tax resulting from higher value of resource production;

•	A $29.7 million increase in Individual Income Tax reflecting initial assessment information for the 2004 taxation year; and,

•	A $10.0 million increase in Sales Tax resulting from stronger-than-expected activity in construction and primary industries and the sales of motor vehicles.

Non-renewable resource revenue is up $638.2 million from the approved budget ($385.3 million from 1st quarter) primarily due to:

•	A $123.4 million increase in Natural Gas revenue ($79.2 million above 1st quarter), primarily due to the natural gas price forecast increasing from $5.94/GJ at budget to $6.94/GJ at 1st quarter to the current forecast of $9.51/GJ;

•	A $500.8 million increase in Oil revenue ($299.8 million above 1st quarter), primarily due to WTI oil prices increasing from $US38.50/barrel at budget to $US49.42/barrel at 1st quarter to the current forecast of $US60.09/barrel. The revenue increase is partially offset by a higher projection in the light-heavy differential, which has increased from $US12.03/barrel at budget to $US17.89/barrel at 1st quarter to the current forecast of $US20.68/barrel; and,

•	An $11.2 million increase in Potash revenue ($7.5 million above 1st quarter) primarily due to increases in the price of potash.

Other own-source revenue (including transfers from Crown Entities) is up $78.1 million from the approved budget ($80.7 million from 1st quarter) primarily due to:

•	A $45.9 million increase in the CIC dividend related to the Saskatchewan Energy Share plan;

•	A $19.7 million increase in interest, premium, discount and exchange revenue primarily due to higher cash balances and gains on the sales of sinking fund investments;

•	A $6.0 million increase in the Saskatchewan Liquor and Gaming Authority net income related to higher-than-expected liquor sales and a higher SIGA net income; and,

•	A $5.0 million increase in sales, services and service fees, primarily due to an increase in compensation payments under the Saskatchewan Treaty Land Entitlement Framework Agreement.

2005-06 REVENUE

(Millions of Dollars)	Change	Total
Approved Budget Revenue		$7,007.5
Taxes	79.7
Oil	500.8
Natural Gas	123.4
Potash	11.2
Other Own-source	80.9
Federal Transfers	47.4

Total Change from Budget to Mid-Year	843.4

Mid-Year Revenue Projection		$7,850.9

2005-06 Saskatchewan Mid-Year Report

Federal Transfers are up $47.4 million from the approved budget (and 1st quarter) due to:

•	A $22.9 million increase in other federal transfers, largely due to the $17.7 million flow-through of the federal gas tax to cities and communities;

•	An $18.0 million increase in the Canada Health Transfer and Canada Social Transfer, primarily due to changes in the value of tax points; and,

•	A $6.5 million increase in Equalization related to finalization of the 2004 Equalization settlement of high tax-back rates in the Crown lease base.

GRF OPERATING EXPENSE

At mid-year, operating spending is projected to be above the approved budget level in thirteen areas.

•	Agriculture and Food is up $159.1 million from the approved budget, primarily due to fully funding the 2004 and 2005 Canadian Agricultural Income Stabilization (CAIS) Program. The increase is partially offset by a decrease in meat strategy costs, a reallocation of a portion of the meat strategy costs to Industry and Resources and a reduction in crop insurance premiums.

•	There is a new $123.9 million grant to SaskEnergy to provide short-term assistance to shield Saskatchewan consumers from high energy costs under the Saskatchewan Energy Share plan.

•	Learning is up $120.4 million, primarily for a $100 million capital grant for the Academic Health Sciences Centre and inflationary pressures on capital grants to post-secondary institutions.

•	Health is up $114.4 million for costs related to collective bargaining, joint job evaluation, Regional Health Authority operational pressures, Herceptin coverage and the alcohol and drug strategy.

•	Government Relations is up $18.5 million, primarily as a result of flow-through funding for cities and communities as part of the federal gas tax initiative (offset by transfers received from the federal government), and an expansion of immigration programming within the Province, the Saskatchewan Immigrant Nominee Program in particular.

•	Corrections and Public Safety is up $17.2 million from the approved budget, primarily due to an incremental $14.7 million for provincial disaster assistance and $2.3 million related to the use of contingency bed space to meet higher inmate counts in adult corrections.

•	Culture, Youth and Recreation is up $7.3 million, primarily due to additional funding to support commitments for Saskatchewan’s 2005 centennial that were carried forward from the previous fiscal year and grants for culture-related activities.

•	First Nations and Métis Relations is up $5.7 million, primarily related to higher payments to the gaming funds, funding for the First Nations and Métis Business Development Program and additional support to partner organizations through the Aboriginal Employment Development Program.

•	Justice is up $4.1 million, primarily for additional costs for the Milgaard Inquiry, Project Hope and keeping communities safe.

•	Highways and Transportation is expected to be $3.6 million above its approved budget due to an increase in preservation and operating costs largely associated with flood-related expenditures across the Province, an increase in fuel costs and an increase in the Minister’s office expenses.

2005-06 Saskatchewan Mid-Year Report

•	Industry and Resources is up $2.2 million, primarily related to the energy assistance plan.

•	Rural Development is up $1.4 million, primarily due to salary and operating pressures and to provide a grant to the snowmobile association.

•	The Public Service Commission is up $150,000 due to implementation of the Criminal Record Check policy.

These increases are offset by savings in two areas.

•	Environment is down $23.1 million from the approved budget, largely due to savings in forest fire management, partially offset by increased salary pressures and increased amortization expense due to Phase II of the aerial fleet renewal.

•	Public service pensions and benefits is down $2.3 million from the approved budget, largely due to a renewed health care plan contract for Saskatchewan Government and General Employees Union (SGEU) employees.

INTEREST COSTS

At mid-year, interest costs are projected to be down $30.0 million from the approved budget level, primarily reflecting rate savings on new debt issues and lower overall borrowing requirements.

THE FISCAL STABILIZATION FUND

The 2005-06 approved budget relied on a transfer of $174.5 million from the FSF to the GRF to provide for the 2005-06 portion of the 2004-05 mid-year commitments, federal pre-funding of health agreements and funding for the teachers’ salary settlement.

The mid-year projection allows the GRF to be balanced without reliance on a transfer from the FSF. In addition, $11.3 million of the $21.7 million in 2005-06 federal funding for early learning and child care, which will be spent in 2006-07, will be transferred into the FSF to better align federal revenue with provincial spending.

2005-06 OPERATING SPENDING

(Millions of Dollars)	Change	Total
Approved Budget Operating Spending		$6,593.9
Agriculture and Food	159.1
SaskEnergy	123.9
Learning	120.4
Health	114.4
Government Relations	18.5
Corrections and Public Safety	17.2
Culture, Youth and Recreation	7.3
First Nations and Métis Relations	5.7
Justice	4.1
Environment	(23.1)
Other	5.1

Total Change from Budget to Mid-Year	552.6

Mid-Year Operating Spending Projection		$7,146.5

2005-06 Saskatchewan Mid-Year Report

FISCAL STABILIZATION FUND

(Millions of Dollars)	2005-06	2006-07	2007-08
FSF Transfers to GRF
Original Budget	$145.0	$269.0	$222.8
Further Estimates	29.5	--	--
2005-06 1st Quarter Adjustment	(116.2)
2005-06 Mid-Year Adjustment	(69.6)

FSF Transfers to/(from) GRF	$(11.3)	$269.0	$222.8

2004-05 Mid-Year Commitments
Property Tax Relief	55.0	55.1	--
Third Party Capital	11.1	28.5	19.0
Smoking Ban Offset	40.0	25.0	10.0
Federal Pre-funding of Health Agreements
Wait Times Reduction Transfer	19.3	36.8	36.5
Public Immunization	5.2	6.1	--
Funding for 2005-06 Teachers	29.5	--	--
Early Learning and Child Care	--	11.3	--

Previously Committed	$160.1	$162.8	$65.5

Other GRF Requirements (as budgeted)		117.5	157.3

Remaining FSF Balance	$759.8	$479.5	$256.7
2005-06 Medium Term Plan Balance*	574.0	305.0	82.2

Change in Balance	$185.8	$174.5	$174.5

* Adjusted for 2004-05 Actual year-end balance and 2005-06 Further Estimates

As a result, the 2005-06 year-end balance in the FSF will increase by $185.3 million relative to the approved budget.

After the previous commitments have been met, and the other GRF requirements as included in the 2005-06 approved budget are funded, it is expected that the balance in the FSF at the end of 2007-08 will increase by $174.5 million from the 2005-06 approved budget forecast.

BORROWING AND DEBT

General Revenue Fund Debt

The GRF borrows for government and Crown corporations.

Debt as reported in the Province’s financial statements is comprised of:

•	Gross Debt - the amount of money owed to lenders; less

•	Sinking Funds – the amount of money which has been set aside for the repayment of debt.

2005-06 Saskatchewan Mid-Year Report

SUMMARY OF DEBT
As at March 31, 2006

(Millions of Dollars)	Budget Estimate	1st Quarter Projection	Mid-Year Projection	Mid-Year Change from Budget
Crown Corporation Debt	$3,738.7	$3,706.6	$3,626.2	$(112.5)
Government Debt	7,633.8	7,525.1	7,389.5	(244.3)

Total Debt	$11,372.5	$11,231.7	$11,015.7	$(356.8)

Debt plus guaranteed debt is used by most members of the financial community when analyzing creditworthiness. Debt as forecast in this Report includes guaranteed debt.

•	Guaranteed Debt – the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so.

As shown above, the debt of the GRF at March 31, 2006 is currently projected to be $356.8 million less than estimated in the Budget.

Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt. Crown corporation debt is forecast to be $112.5 million lower than estimated in the Budget.

Government debt at March 31, 2006 is currently forecast to be $244.3 million lower than estimated in the Budget. This decrease is due to a higher surplus ($135.0 million) and a change in the Fiscal Stabilization Fund balance ($185.8 million); partially offset by changes in capital spending of $76.5 million.

DEBT BY PURPOSE
As at March 31, 2006

(Millions of Dollars)	Budget Estimate	1st Quarter Projection	Mid-Year Projection	Mid-Year Change from Budget
Crown Corporation Debt
Information Services Corporation of Saskatchewan	$37.0	$37.0	$40.0	$3.0
Investment Saskatchewan Inc.	14.7	14.7	14.5	(0.2)
Municipal Financing Corporation of Saskatchewan	12.0	12.1	12.0	--
Saskatchewan Crop Insurance Corporation	188.6	188.6	154.0	(34.6)
Saskatchewan Development Fund	0.8	0.4	0.4	(0.4)
Saskatchewan Housing Corporation	78.3	78.3	78.3	--
Saskatchewan Opportunities Corporation	1.7	0.7	5.7	4.0
Saskatchewan Power Corporation	2,211.6	2,230.8	2,281.0	69.4
Saskatchewan Telecommunications	408.9	373.7	313.3	(95.6)
Saskatchewan Water Corporation	61.9	63.8	58.9	(3.0)
SaskEnergy Incorporated	723.2	706.5	668.1	(55.1)

Total Crown Corporation Debt	$3,738.7	$3,706.6	$3,626.2	$(112.5)
Government Debt	7,633.8	7,525.1	7,389.5	(244.3)

Total Debt	$11,372.5	$11,231.7	$11,015.7	$(356.8)

2005-06 Saskatchewan Mid-Year Report

Borrowing

The Province borrows through the sale of securities in capital markets and through the sale of savings bonds to Saskatchewan residents.

The Province’s 2005-06 borrowing requirements are projected to be $1,000.3 million, $338.2 million lower than estimated in the Budget due to lower requirements for both government purposes ($220.4 million) and Crown corporations ($117.8 million).

Summary Statement of Debt

GRF debt includes all debt borrowed or guaranteed by the GRF for either government purposes or the purposes of certain Crown corporations. Some Crown corporations and other organizations have obligations to other entities, either by borrowing directly or by guaranteeing the debt of others. The GRF is not responsible for this other debt.

The Summary Statement of Debt on page 32 calculates the debt of government entities by listing both GRF debt and other debt.

SUMMARY STATEMENT OF DEBT
As at March 31, 2006

(Millions of Dollars)	Budget Estimate	Mid-Year Projection	Mid-Year Change from Budget
GRF Debt for Crown Corporations	$3,738.7	$3,626.2	$(112.5)
GRF Debt for Government	7,633.8	7,389.5	(244.3)

GRF Debt	$11,372.5	$11,015.7	$(356.8)
Other Debt	385.4	399.1	13.7

Summary Statement of Debt	$11,757.9	$11,414.8	$(343.1)

SUMMARY STATEMENT OF SURPLUS

The summary financial balance for 2005-06 is currently forecast to be a surplus of $207.1 million, an improvement of $409.7 million from the approved budget deficit of $202.6 million. About 78 per cent of this improvement reflects improved Treasury Board Organizations performance, largely the GRF surplus and higher FSF balance.

2005-06 SUMMARY FINANCIAL SURPLUS/(DEFICIT)

(Millions of Dollars)	Change	Total
Approved Budget Summary Financial Surplus		$(202.6)
Treasury Board Organizations		363.2
General Revenue Fund	135.0
Fiscal Stabilization Fund	185.8
Pension Adjustment	24.1
Other Treasury Board Organizations	18.3
Crown Management Organizations		(59.3)
Not-for-Profit Insurance Organizations		105.8

Total Change from Budget to Mid-Year		$409.7

Mid-Year Summary Financial Surplus		$207.1

2005-06 Saskatchewan Mid-Year Report

M E E T I N G     C O M M I T M E N T S /
F U L F I L L I N G    P R O M I S E S

2005-06 IN-YEAR IMPROVEMENT

At mid-year 2005-06, the Province’s financial situation on a GRF basis has improved $873.4 million – $843.4 million from increased revenue (including the $255.3 million 1st quarter revenue increase) – and $30.0 million from reduced interest expense.

More than three-quarters of this in-year improvement – $683.2 million – is derived from non-renewable resource revenue, largely oil and natural gas revenue, primarily reflecting higher price assumptions.

2005-06 IN-YEAR IMPROVEMENT

(Millions of Dollars)	2005-06
Revenue Forecast Improvement to 1st Quarter	$255.3
Revenue Forecast Improvement from 1st Quarter to Mid-Year	588.1
Interest Cost Savings	30.0

Total Available Resources	$873.4

NON-RENEWABLE RESOURCE ASSUMPTIONS

	Budget	1st Quarter	Mid-Year
WTI Oil (US$/bbl)	38.50	49.42	60.09
Differential	12.03	17.89	20.68
Natural Gas (C$/GJ)	5.94	6.94	9.51
Potash (C$/tonne)	242.75	265.50	278.50
Canadian Dollar (US cents)*	83.20	81.40	82.60

* Exchange rate for Calendar 2005/prices for fiscal 2005-06

2005-06 ALLOCATION OF IN-YEAR IMPROVEMENT

The 2005-06 in-year improvement is being allocated to:

•	Addressing immediate needs;

•	Advancing strategic plans for the future; and,

•	Ensuring sound financial management continues.

Addressing Immediate Needs

There are a number of immediate needs facing Saskatchewan’s citizens, including skyrocketing energy costs and a less than stellar year on the farm. About 39 per cent of the 2005-06 in-year improvement – that is, $341.1 million – is being allocated to addressing these immediate needs.

2005-06 Saskatchewan Mid-Year Report

2005-06 ALLOCATION TO IMMEDIATE NEEDS

(Millions of Dollars)	2005-06	% of Total Available Resources
Saskatchewan Energy Share Program	$139.5	15.9
2004 and 2005 CAIS Top-up	159.2	18.2
Provincial Disaster Assistance	14.7	1.7
Other Immediate Needs	27.7	3.2

Total Allocation to Immediate Needs	$341.1	39.0

Saskatchewan Energy Share Plan

On November 2, 2005, the Government announced a short-term assistance program to shield consumers from high energy costs during the next five months, by:

•	Capping the SaskEnergy rate increase at an average of 10 per cent for residential and farm customers and an average of 11 per cent for business customers;

•	Covering the extra energy costs for social assistance clients who have their bills paid by the Government;

•	Providing an extra $20 per month supplement to people who receive income support payments from the Transitional Employment Allowance, Provincial Training Allowance, Saskatchewan Employment Supplement and the Saskatchewan Income plan;

•	Providing a one-time cash rebate of $200 per household to Saskatchewan residents who use oil or propane to heat their homes; and,

•	Providing a one-time cash rebate of $200 per household to Saskatchewan residents of Lloydminster.

On November 8, 2005, the Government announced further steps designed to help Saskatchewan people take action to reduce energy use over the long-term, including:

•	Expanding the PST exemption on EnergyStar® qualified appliances to furnaces and boilers;

•	A $45 rebate on EnergyStar® qualified programmable thermostats;

•	Expanding the Share the Warmth home energy efficiency project;

•	Matching the federal grant for changes made after an EnerGuide for Houses follow-up audit;

•	Expanding and cost-sharing of the federal EnerGuide for low income households; and,

•	A new Saskatchewan EnerGuide program for moderate income households.

Combined costs of the short-term and long-term elements of the Saskatchewan Energy Share Plan are estimated to be $167.8 million. Of this total, direct GRF spending on the short-term and long-term elements of the Plan add $139.5 million to 2005-06 operating expense through a grant to SaskEnergy and through the departments of Community Resources and Employment, Learning and Industry and Resources.

2005-06 Saskatchewan Mid-Year Report

Canadian Agricultural Income Stabilization (CAIS) Program

At 1st quarter, it was announced the Government of Saskatchewan would make an additional $75.0 million in funding available to fully fund the 2004 CAIS program. The additional $75.0 million brought total funding under the program to $173.8 million and ensured that producers eligible for payments under the 2004 CAIS program would receive 100 per cent of their payments. In the 2005 Speech from the Throne, the Government also committed to fully fund the 2005 CAIS program, making an additional $84.2 million available to eligible producers.

Combined, fully funding CAIS in both 2004 and 2005 adds $159.2 million to the 2005-06 operating expense estimate for the Department of Agriculture and Food.

Provincial Disaster Assistance

Flooding, windstorms, smoke and tornados are expected to have generated uninsurable losses in nearly 50 communities in 2005. Individuals whose uninsurable property is damaged as a result of severe weather are eligible for provincial disaster assistance of up to 80 per cent of all eligible costs up to a $100,000 maximum.

It is expected the provincial disaster assistance program will provide $15.3 million in compensation for uninsurable losses incurred in 2005 – an increase of $14.7 million from the approved budget provision of $0.6 million.

Other Immediate Needs

There are a number of other, smaller immediate needs being met in 2005-06, including:

•	Additional funding to support commitments for Saskatchewan's 2005 Centennial;

•	Additional costs related to the Milgaard inquiry;

•	Additional capital grants to post-secondary institutions to address inflationary pressures; and,

•	Other net miscellaneous forecast changes.

Advancing Strategic Plans for the Future

More than 32 per cent of the 2005-06 in-year improvement – that is, $281.7 million – is being allocated to furthering plans for the future of Saskatchewan.

Action Plan for the Economy Actions

On September 21, 2005, the Government unveiled a new action plan for the economy that builds on the province’s current momentum and the strength of its key economic sectors. The economic action plan expands and builds on Saskatchewan’s natural strengths, extends the province’s successes in research and innovation, enhances and promotes Saskatchewan’s competitive advantages and broadens the provincial economy, workforce and jobs.

Acting on direction set out in the Action Plan for the Economy, $60.7 million of the 2005-06 in-year improvement is being allocated to:

•	Fund improved transportation corridors in the North;

•	Spur economic and job opportunities for First Nations people, through First Nations and Métis Economic Development grants and the Aboriginal Employment Development Program;

•	Bring new, diverse and skilled people to Saskatchewan to meet labour market needs, through enhanced immigration efforts.

2005-06 Saskatchewan Mid-Year Report

2005-06 ALLOCATION TO PLANNING FOR THE FUTURE

(Millions of Dollars)	2005-06%
Action Plan for the Economy Actions
Northern Transportation Corridors	$59.0	6.8
First Nations and Métis Economic Development Grants	0.6	0.1
Aboriginal Employment Development Program	0.4	0.0
Enhanced Immigration	0.7	0.1
Action Plan for Saskatchewan Health Care Actions
Additional RHA Funding	108.1	12.4
Academic Health Sciences Centre	100.0	11.4
Other Strategic Actions
Policing Commitment/Crime Strategy	0.9	0.1
Premier's Project Hope	2.9	0.3
CBO/SARC Salary Increases	1.8	0.2
Meat Processing Strategy	7.3	0.8

Total Allocation to Planning for the Future	$281.7	32.3

Action Plan for Saskatchewan Health Care Actions

On December 5, 2001, the Government released its action plan to improve and secure health care for Saskatchewan people. Many of the key actions in the Action Plan for Saskatchewan Health Care have already been introduced, including the 24-hour toll-free health line, the introduction of primary health care teams, additional funding to reduce surgical waiting times, additional funding to add more training seats for health providers, implementation of Canada’s first Quality Council, and replacement of the 32 health districts with twelve Regional Health Authorities.

The 2005-06 in-year improvement is being used to make further progress toward full implementation of the Action Plan for Saskatchewan Health Care and to fulfill a major commitment outlined in the Plan.

•	The key goals of the Health care action plan include striving to attract, train and retain quality health providers. Toward this end, almost $108.1 million in additional funding is being provided to the Regional Health Authorities to, among other things, provide competitive salaries for medical professionals.

•	In addition, $100 million is being allocated to build the Academic Health Sciences Centre at the University of Saskatchewan – fulfilling a major commitment outlined in the Plan.

Other Strategic Actions

The 2005-06 in-year improvement is also being allocated to other strategic actions, including:

•	Fulfilling the police promise of 200 additional officers;

•	Implementing a missing persons strategy and enhancing crime suppression efforts;

•	Taking action on the Premier's Project Hope action plan for substance abuse;

•	Funding salary increases for staff at Community Based Organizations and the Saskatchewan Association of Rehabilitation Centres; and,

•	Implementing the meat processing strategy.

2005-06 Saskatchewan Mid-Year Report

Ensuring Sound Financial Management Continues

Finally, the in-year improvement is being used to ensure sound financial management continues.

The GRF is balanced without a transfer from the FSF and total government debt is permanently reduced by $76.1 million.

This will leave an additional $174.5 million in the FSF (above and beyond what would have been there on the basis of the 2005-06 approved budget). These resources can be used to address additional emerging needs, if required, or they can be used for further implementation of the Government’s strategic plans in the future.

In the interim, the additional balance in the FSF and the permanent debt reduction reduce the province’s borrowing requirements and generate interest savings, while providing a cushion against unforeseen circumstances to allow the budget to continue to be balanced.

In 2005-06, the GRF will be balanced for a twelfth consecutive year. Interest costs now require only seven cents of every dollar of GRF revenue – the lowest share of provincial revenue since 1986-87 – well below the peak of 19 cents in 1993-94.

Government has received two credit rating upgrades this year, from Dominion Bond Rating Service (April) and Moody’s Investor Service (July). The latter marked the 13th credit rating upgrade for Saskatchewan since 1995, offering further third-party validation for the prudent manner in which government is managing the province’s finances.

SUMMARY

Six months of experience, leading to revised expectations of provincial revenue generation for the 2005-06 fiscal year, combined with lower interest costs primarily due to lower borrowing requirements (reflecting the correspondingly higher cash balances) result in a combined in-year improvement of $873.4 million for the 2005-06 fiscal year.

While this in-year improvement is similar in magnitude to the 2004-05 in-year improvement projected at mid-year last year ($899.2 million), the composition is quite different.

In 2004-05, more than one-half of the in-year improvement was due to a special federal arrangement respecting 2004-05 and prior year equalization entitlements – clearly a non-recurring event. Accordingly, the majority of the in-year improvement in 2004-05 was allocated to one-time, non-recurring items, like capital and infrastructure, the utility bundle commitment, and BSE compensation. Very little of the wind-fall revenue went into on-going programming.

In 2005-06, the majority of the in-year improvement relates to higher oil and natural gas revenue. Nonetheless, the majority (about 86 per cent) of the in-year improvement is being allocated to one-time or non-recurring items, including almost all of the allocation to immediate needs, the allocation to the northern transportation corridors and the allocation to the academic health sciences centre.

SOUND FINANCIAL MANAGEMENT

(Millions of Dollars)	2005-06%
Balancing GRF without FSF	$174.5	20.0
Permanent Debt Reduction	76.1	8.7

Total Allocation to Sound Financial Management	$250.6	28.7

2005-06 Saskatchewan Mid-Year Report

Where allocations are being made to on-going spending (including the First Nations and Métis Economic Development grants, the Aboriginal Employment Development program, enhanced immigration, additional Regional Health Authority funding, the policing commitment, the crime strategy, the Premier’s Project Hope, the Community Based Organizations and Saskatchewan Association of Rehabilitation Centres salary increases and the meat processing strategy), the on-going funding is directed by existing plans toward improving the future for the citizens of Saskatchewan.

And, almost 28 per cent of the in-year improvement is being used to ensure sound financial management continues by reducing provincial debt and by providing a cushion against unforeseen future circumstances.

While there is a smaller level of permanent debt reduction in 2005-06 than in 2004-05, the 2005-06 total provincial debt is at its lowest level since 1988-89 and government debt is at its lowest level since 1990-91. The total provincial debt-to-GDP ratio (at 25.4 per cent) is at its lowest level since 1982-83.

TOTAL ALLOCATION OF 2005-06 IN-YEAR IMPROVEMENT

(Millions of Dollars)	2005-06	% of Total Available Resources
Total Allocation to Immediate Needs	$341.1	39.0
Total Allocation to Planning for the Future	281.7	32.3
Total Allocation to Sound Financial Management	250.6	28.7

Total Allocation of 2005-06 In-year Improvement	$873.4	100.0

2005-06 Saskatchewan Mid-Year Report

1 0 0  Y E A R S   O F  H E A R T

2005-2006 MID - YEAR REPORT

 GENERAL REVENUE FUND (GRF) FINANCIAL TABLES UPDATE

GENERAL REVENUE FUND

Statement of Revenue

	(thousands of dollars)
	Budget Estimate	1st Quarter Forecast	Mid-Year Projection	Change from Budget	Change from 1st Quarter
Corporation Capital	$373,700	$378,700	$413,700	$40,000	$35,000
Corporation Income	322,100	322,100	322,100	--	--
Fuel	365,400	365,400	365,400	--	--
Individual Income	1,361,900	1,361,900	1,391,600	29,700	29,700
Sales	1,019,000	1,019,000	1,029,000	10,000	10,000
Tobacco	169,000	169,000	169,000	--	--
Other	84,100	84,100	84,100	--	--

Taxes	$3,695,200	$3,700,200	$3,774,900	$79,700	$74,700

Natural Gas	$191,400	$235,600	$314,800	$123,400	$79,200
Oil	656,300	857,300	1,157,100	500,800	299,800
Potash	293,000	296,700	304,200	11,200	7,500
Other	51,400	55,400	54,200	2,800	(1,200)

Non-Renewable Resources	$1,192,100	$1,445,000	$1,830,300	$638,200	$385,300

Crown Investments Corporation	$175,000	$175,000	$220,900	$45,900	$45,900
of Saskatchewan
Saskatchewan Liquor and Gaming Authority	330,700	330,700	336,700	6,000	6,000
Other Enterprises and Funds	40,300	40,300	41,200	900	900

Transfers from Crown Entities	$546,000	$546,000	$598,800	$52,800	$52,800

Fines, Forfeits and Penalties	$13,100	$13,100	$10,800	$(2,300)	$(2,300)
Interest, Premium, Discount and Exchange	45,900	45,900	65,600	19,700	19,700
Motor Vehicle Fees	125,700	125,700	126,200	500	500
Other Licences and Permits	46,100	39,900	44,800	(1,300)	4,900
Sales, Services and Service Fees	83,400	87,000	88,400	5,000	1,400
Transfers from Other Governments	16,600	16,600	17,000	400	400
Other	16,000	16,000	19,300	3,300	3,300

Other Revenue	$346,800	$344,200	$372,100	$25,300	$27,900

Own-Source Revenue	$5,780,100	$6,035,400	$6,576,100	$796,000	$540,700

Canada Health Transfer*	$660,400	$660,400	$672,100	$11,700	$11,700
Canada Social Transfer	299,700	299,700	306,000	6,300	6,300
Equalization Payments	82,000	82,000	88,500	6,500	6,500
Other	185,332	185,332	208,232	22,900	22,900

Transfers from the Government of Canada	$1,227,432	$1,227,432	$1,274,832	$47,400	$47,400

Revenue	$7,007,532	$7,262,832	$7,850,932	$843,400	$588,100

*	As a result of federal legislation, the Health Reform Transfer is being included in the Canada Health Transfer. The $108.5 million that was budgeted for the Health Reform Transfer is now included in the forecast for the Canada Health Transfer.

2005-06 Saskatchewan Mid-Year Report

GENERAL REVENUE FUND

Statement of Expense

	(thousands of dollars)
	2005-06 Budget*	1st Quarter Forecast	Mid-Year Projection	Change from Budget*	Change from 1st Quarter
Executive Branch of Government

Agriculture and Food	$265,085	$353,935	$424,185	$159,100	$70,250
Community Resources and Employment	637,510	637,510	637,510	--	--
Corrections and Public Safety	123,196	128,271	140,381	17,185	12,110
Culture, Youth and Recreation	57,206	61,136	64,488	7,282	3,352
Environment	172,036	172,761	148,897	(23,139)	(23,864)
Executive Council	8,303	8,303	8,303	--	--
Finance	39,914	39,914	39,914	--	--
- Public Service Pensions and Benefits	213,874	213,874	211,623	(2,251)	(2,251)
First Nations and Métis Relations	42,502	42,502	48,213	5,711	5,711
Government Relations	161,488	161,488	179,966	18,478	18,478
Health	2,892,799	2,932,799	3,007,186	114,387	74,387
Highways and Transportation	260,353	260,353	263,944	3,591	3,591
Industry and Resources	62,385	62,385	64,585	2,200	2,200
Information Technology Office	4,587	4,587	4,587	--	--
Justice	211,932	211,932	216,043	4,111	4,111
Labour	14,770	14,770	14,770	--	--
Learning	1,195,997	1,196,497	1,316,419	120,422	119,922
- Teachers' Pensions and Benefits	160,129	160,129	160,129	--	--
Northern Affairs	5,487	5,487	5,487	--	--
Property Management	11,036	11,036	11,036	--	--
Public Service Commission	8,761	8,761	8,911	150	150
Rural Development	6,626	6,626	7,997	1,371	1,371
SaskEnergy	--	--	123,940	123,940	123,940
Saskatchewan Research Council	8,190	8,190	8,190	--	--

Legislative Branch of Government

Chief Electoral Officer	791	791	791	--	--
Children's Advocate	1,206	1,206	1,206	--	--
Conflict of Interest Commissioner	122	122	122	--	--
Information and Privacy Commissioner	488	488	488	--	--
Legislative Assembly	19,539	19,539	19,539	--	--
Ombudsman	1,666	1,666	1,666	--	--
Provincial Auditor	5,940	5,940	5,940	--	--

Operating Expense	$6,593,918	$6,732,998	$7,146,456	$552,538	$413,458
Servicing Government Debt	588,000	588,000	558,000	(30,000)	(30,000)

Expense	$7,181,918	$7,320,998	$7,704,456	$522,538	$383,458

*	As a result of the Further Estimates, the original Budget Estimates were increased by the following amounts: Agriculture and Food $0.732 million, Learning $24.500 million and $4.955 million for Teachers’ Pensions and Benefits.

2005-06 Saskatchewan Mid-Year Report

GENERAL REVENUE FUND

Statement of Borrowing Requirements

	(thousands of dollars)
	Budget Estimate	1st Quarter Projection	Mid-Year Projection	Mid-Year Change from Budget
Borrowing for Crown Corporations

Municipal Financing Corporation of Saskatchewan	$5,000	$5,000	$5,000	$--
Saskatchewan Opportunities Corporation	1,700	700	5,700	4,000
Saskatchewan Power Corporation	236,500	250,000	250,000	13,500
Saskatchewan Telecommunications Holding Corporation	95,000	60,000	--	(95,000)
Saskatchewan Water Corporation	13,000	14,800	9,900	(3,100)
SaskEnergy Incorporated	137,200	120,700	100,000	(37,200)

Borrowing for Crown Corporations	$488,400	$451,200	$370,600	$(117,800)

Borrowing for Government	850,038	739,383	629,669	(220,369)

Total Borrowing Requirements	$1,338,438	$1,190,583	$1,000,269	$(338,169)

2005-06 Saskatchewan Mid-Year Report

GENERAL REVENUE FUND

Statement of Debt

	(thousands of dollars)
	Budget Estimate	1st Quarter Projection	Mid-Year Projection	Mid-Year Change from Budget
Crown Corporation Debt

Information Services Corporation of Saskatchewan	$37,000	$37,000	$40,000	$3,000
Investment Saskatchewan Inc.	14,674	14,674	14,597	(77)
Municipal Financing Corporation of Saskatchewan	12,041	12,041	12,039	(2)
Saskatchewan Crop Insurance Corporation	188,579	188,579	154,000	(34,579)
Saskatchewan Housing Corporation	78,307	78,307	78,254	(53)
Saskatchewan Opportunities Corporation	1,700	700	5,700	4,000
Saskatchewan Power Corporation	2,211,585	2,230,763	2,280,980	69,395
Saskatchewan Telecommunications Holding Corporation	408,705	373,687	313,151	(95,554)
Saskatchewan Water Corporation	61,955	63,842	58,898	(3,057)
SaskEnergy Incorporated	723,175	706,512	668,079	(55,096)

Crown Corporation Debt	$3,737,721	$3,706,105	$3,625,698	$(112,023)

Government Debt	7,577,255	7,465,448	7,330,603	(246,652)

Debt	$11,314,976	$11,171,553	$10,956,301	$(358,675)

Guaranteed Debt	57,562	60,223	59,394	1,832

Debt plus Guaranteed Debt	$11,372,538	$11,231,776	$11,015,695	$(356,843)

Crown Corporation Gross Debt	$4,004,015	$3,974,653	$3,894,228	$(109,787)
Crown Corporation Sinking Funds	(266,294)	(268,548)	(268,530)	(2,236)

	$3,737,721	$3,706,105	$3,625,698	$(112,023)
Crown Corporation Guaranteed Debt	1,021	522	522	(499)

Crown Corporation Debt plus Guaranteed Debt	$3,738,742	$3,706,627	$3,626,220	$(112,522)

Government Gross Debt	$8,362,566	$8,246,411	$8,118,029	$(244,537)
Government Sinking Funds	(785,311)	(780,963)	(787,426)	(2,115)

	$7,577,255	$7,465,448	$7,330,603	$(246,652)
Government Guaranteed Debt	56,541	59,701	58,872	2,331

Government Debt plus Guaranteed Debt	$7,633,796	$7,525,149	$7,389,475	$(244,321)

Debt plus Guaranteed Debt	$11,372,538	$11,231,776	$11,015,695	$(356,843)

2005-06 Saskatchewan Mid-Year Report

GENERAL REVENUE FUND

Statement of Guaranteed Debt

	(thousands of dollars)
	Budget Estimate	1st Quarter Projection	Mid-Year Projection	Mid-Year Change from Budget
Guaranteed Debt for Crown Corporations

Saskatchewan Power Savings Bonds
Series I to Series VII (matured)	$20	$22	$22	$2
The Saskatchewan Development Fund Act
Guaranteed Investments	848	400	400	(448)
The Saskatchewan Telecommunications Act
TeleBonds (matured)	153	100	100	(53)

Guaranteed Debt for Crown Corporations	$1,021	$522	$522	$(499)

Other Guaranteed Debt

The Economic and Co-operative Development Act
Vanguard Incorporated	$--	$1,250	$1,250	$1,250
The Farm Financial Stability Act
Breeder Associations Loan Guarantees	19,899	20,000	20,000	101
Feeder Associations Loan Guarantees	9,789	11,000	11,000	1,211
Agricultural Income Disaster Assistance Program	5	8	8	3
Individual Feedlot Loan Guarantees	3,000	3,000	3,000	--
Feedlot Construction Loan Guarantees	3,000	4,000	4,000	1,000
Enhanced Feeder Loan Guarantees	1,000	1,000	1,000	--
Feedlot Equity Loan Guarantees	2,000	--	--	(2,000)
The Housing and Special Care Homes Act
Senior Citizen's Housing	35	35	35	--
The NewGrade Energy Inc. Act
NewGrade Energy Inc.	17,740	19,307	18,478	738
The Student Assistance and Student Aid Fund Act	73	101	101	28

Borrowing for Government	$56,541	$59,701	$58,872	$2,331

Total Guaranteed Debt	$57,562	$60,223	$59,394	$1,832

2005-06 Saskatchewan Mid-Year Report

1 0 0  Y E A R S   O F  H E A R T

2005-2006 MID - YEAR REPORT

 SUMMARY STATEMENT UPDATE

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Surplus

	(millions of dollars)
	Estimated 2005-06	Forecast 2005-06	Change
Treasury Board Organizations
General Revenue Fund (GRF)	$0.1	$135.1	$135.0
Fiscal Stabilization Fund	(174.5)	11.3	185.8
Agricultural Credit Corporation of Saskatchewan	3.2	3.2	--
Community Initiatives Fund	(2.5)	(4.2)	(1.7)
Liquor and Gaming Authority	330.7	336.7	6.0
Regional Colleges	(1.9)	(0.6)	1.3
Regional Health Authorities	(8.5)	(8.5)	--
Saskatchewan Agricultural Stabilization Fund	(16.2)	(8.9)	7.3
Saskatchewan Cancer Foundation	(3.2)	(3.2)	--
Saskatchewan Communications Network Corporation	--	(0.2)	(0.2)
Saskatchewan Gaming Corporation	31.2	30.5	(0.7)
Saskatchewan Health Information Network	18.0	18.1	0.1
Saskatchewan Housing Corporation	(1.8)	(1.8)	--
Saskatchewan Institute of Applied Science and Technology	(1.2)	1.3	2.5
Saskatchewan Property Management Corporation	--	--	--
Saskatchewan Research Council	0.1	0.1	--
Saskatchewan Student Aid Fund	--	1.2	1.2
Saskatchewan Watershed Authority	(0.3)	0.9	1.2
Other Organizations	(7.3)	0.3	7.6
Interagency Accounting Adjustments	(30.0)	(30.0)	--
Adjustment to account for pension costs on an accrual basis	(107.8)	(83.7)	24.1

	$28.1	$397.6	$369.5
Dividends included in GRF surplus	(361.9)	(368.2)	(6.3)

Surplus (Deficit) of Treasury Board Organizations	$(333.8)	$29.4	$363.2

Crown Management Board Organizations
Crown Investments Corporation (non-consolidated)	$(53.4)	$27.7	$81.1
Information Services Corporation	5.3	6.5	1.2
Investment Saskatchewan Inc.	14.1	(95.3)	(109.4)
SaskEnergy Incorporated	88.3	62.1	(26.2)
Saskatchewan Government Insurance	32.0	34.8	2.8
Saskatchewan Opportunities Corporation	5.7	5.8	0.1
Saskatchewan Power Corporation	83.0	129.4	46.4
Saskatchewan Telecommunications Holding Corporation	94.2	84.6	(9.6)
Saskatchewan Transportation Company	(0.6)	(0.4)	0.2
Saskatchewan Water Corporation	(1.7)	(1.7)	--
Other	(2.0)	(2.0)	--

	$264.9	$251.5	$(13.4)
Dividends included in GRF surplus	(175.0)	(220.9)	(45.9)

Retained Surplus of Crown Management Board Organizations	$89.9	$30.6	$(59.3)

Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(243.9)	$60.0	$303.9

2005-06 Saskatchewan Mid-Year Report

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Surplus

	(millions of dollars)
	Estimated 2005-06	Forecast 2005-06	Change
Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(243.9)	$60.0	$303.9

Not-for-Profit Insurance Organizations
Saskatchewan Auto Fund	$(5.6)	$48.4	$54.0
Saskatchewan Crop Insurance Corporation	--	45.3	45.3
Crop Reinsurance Fund of Saskatchewan	32.9	33.4	0.5
Workers' Compensation Board	14.0	20.0	6.0

Surplus (Deficit) of Not-for-Profit Insurance Organizations	$41.3	$147.1	$105.8

Surplus (Deficit)	$(202.6)	$207.1	$409.7

2005-06 Saskatchewan Mid-Year Report

GOVERNMENT OF SASKATCHEWAN

Summary Statement of Debt

	(millions of dollars)
	Budget	Mid-Year			Mid-Year Change from
	Estimate	GRF Debt	Other Debt	Debt	Budget
Treasury Board Organizations

Government Purpose	$7,577.3	$7,330.6	$--	$7,330.6	$(246.7)

Municipal Financing Corporation
of Saskatchewan	12.0	12.0	--	12.0	--
Regional Health Authorities	91.4	--	115.8	115.8	24.4
Saskatchewan Crop Insurance Corporation	188.6	154.0	--	154.0	(34.6)
Saskatchewan Gaming Corporation	32.9	--	32.9	32.9	--
Saskatchewan Housing Corporation	92.2	78.3	13.9	92.2	--
Other Treasury Board Organizations	2.1	--	--	--	(2.1)

Debt of Other Treasury Board Organizations	$419.2	$244.3	$162.6	$406.9	$(12.3)

Crown Management Board Organizations
Information Services Corporation
of Saskatchewan	$37.0	$40.0	$--	$40.0	$3.0
Investment Saskatchewan Inc.	27.6	14.5	74.1	88.6	61.0
Saskatchewan Opportunities Corporation	1.7	5.7	--	5.7	4.0
Saskatchewan Power Corporation	2,362.7	2,281.0	92.5	2,373.5	10.8
Saskatchewan Telecommunications	414.2	313.2	7.3	320.5	(93.7)
Saskatchewan Water Corporation	62.0	58.9	--	58.9	(3.1)
SaskEnergy Incorporated	728.0	668.1	8.6	676.7	(51.3)
Other CMB Organizations	0.5	--	--	--	(0.5)

Debt of Crown Management
Board Organizations	$3,633.7	$3,381.4	$182.5	$3,563.9	$(69.8)

Debt	$11,630.2	$10,956.3	$345.1	$11,301.4	$(328.8)

Guaranteed Debt	127.7	59.4	54.0	113.4	(14.3)

Debt plus Guaranteed Debt	$11,757.9	$11,015.7	$399.1	$11,414.8	$(343.1)

Government Purpose Debt	$7,633.8	$7,389.5	$--	$7,389.5	$(244.3)

Other Treasury Board Organizations	450.0	244.7	193.3	438.0	(12.0)
Crown Management Board Organizations	3,674.1	3,381.5	205.8	3,587.3	(86.8)

Crown Corporation Debt	$4,124.1	$3,626.2	$399.1	$4,025.3	$(98.8)

Debt plus Guaranteed Debt	$11,757.9	$11,015.7	$399.1	$11,414.8	$(343.1)

2005-06 Saskatchewan Mid-Year Report

A P P E N D I X    1
2 0 0 5 - 0 6    G R F    O I L    R E V E N U E

The Mid-Year Report includes an oil revenue estimate that is $500.8 million, or 76.3 per cent, higher than the estimate in the Budget. The most sensitive factor affecting the province’s crude oil revenue is the price received for the crude oil produced in Saskatchewan. This price is impacted by numerous factors that continuously change and are somewhat interrelated. The following is an explanation of the significant factors that impact the oil price.

WTI PRICE FACTOR

West Texas Intermediate (WTI) oil is a high quality light sweet (low density and sulphur content) crude. The price of WTI oil is the most commonly referenced oil price in North America and is generally quoted at Cushing, Oklahoma in $US/barrel. The comparable price for the same crude in Saskatchewan would be substantially different due to exchange rates and pipeline tariffs.

Since at least 95 per cent of Saskatchewan’s crude oil is significantly lower in quality than WTI oil, the average price of Saskatchewan’s crude oil is lower than the WTI oil price. In the Mid-Year Report, the WTI price is estimated to be $60.09 US/barrel on average for the fiscal year; whereas, the average price of crude oil in Saskatchewan is estimated to be $47.23 Cdn/barrel. Compared to the Budget, the WTI price in the Mid-Year Report is estimated to be $21.59 US/barrel higher while the average price of crude oil in Saskatchewan is estimated to be only $17.07 Cdn/barrel higher.

Assuming none of the other relevant factors change over a one-year period, an incremental $1 US/barrel change in the WTI oil price over the same period will result in about a $33 million change to GRF oil revenue.

However, for example, an increase in the price of light sweet crude generally results in an increase in the price of heavy crude, but by a smaller proportion. Therefore, the estimated change to GRF oil revenue is generally less than $33 million. Typically, if the WTI price increases by $1 US/barrel, the price of heavy crude oil increases about $0.70 US. With the change in heavy oil accounted for, an incremental $1 US/barrel change in the WTI price results in about $25 million in incremental GRF oil revenue.

EXCHANGE RATE FACTOR

Since the price of Saskatchewan’s crude oil is determined based on prices in the United States, the exchange rate is an important factor in determining the price of oil produced in Saskatchewan. The exchange rate assumed in the Mid-Year Report is 0.8365 $US/$Cdn, which is 0.0067 $US/$Cdn higher than the rate assumed in the Budget.

Assuming none of the other relevant factors change over a one-year period, an incremental $0.01 change in the $US/$Cdn exchange rate over the same period will result in a current estimated $17 million change to the GRF oil revenue. The higher the exchange rate, the lower the price of oil produced in Saskatchewan.

2005-06 Saskatchewan Mid-Year Report

CRUDE OIL QUALITY FACTOR

As noted earlier, approximately 95 per cent of Saskatchewan’s crude oil is lower in quality than the WTI light sweet crude oil. Lower quality crude oil is less attractive to refiners and therefore attracts lower prices.

Currently, approximately 55 per cent of Saskatchewan’s crude oil is heavy sour crude oil. In order for this crude to be transported by pipeline, the crude needs to be blended with lighter liquid hydrocarbons (often referred to as condensate). Based on supply/demand conditions, the price differential between the blended heavy oil and light oil continuously changes.

The Mid-Year Report assumes an average yearly differential of $20.68 US/barrel at Chicago compared to $12.03 US/barrel in the Budget. This $8.65 US/barrel increase in the differential is mainly due to increased world production of lower quality crude oil, hurricane activity on the U.S. Gulf Coast causing significant damage to heavy oil refineries and increased demand for lighter crude oil.

Assuming no other relevant factors change over a one-year period, an incremental $1 US/barrel change in the price differential between WTI and blended heavy oil at Chicago over the same period will result in a current estimated $25 million change to provincial GRF oil revenue. A higher price differential translates into lower heavy oil prices.

CONDENSATE PRICE FACTOR

In Saskatchewan, condensate is blended with heavy oil in order to lower the viscosity of the heavy oil for pipeline transporting purposes. As the overall production of heavy oil increases in western Canada, the demand for condensate also increases.

The Mid-Year Report assumes a higher price for the condensate than used in the Budget. Since the blended heavy oil price is determined by the refineries, the higher condensate price has the effect of devaluing the price of heavy crude oil.

Assuming none of the other relevant factors change over a one-year period, an incremental $1 US/barrel change in the condensate price over the same period will result in a current estimated $4 million change to the GRF oil revenue. A higher condensate price translates into lower heavy oil prices.

OTHER FACTORS AFFECTING
OIL REVENUE

In addition to the factors listed above which can dramatically fluctuate, the following other factors also impact oil revenue estimates in Saskatchewan.

•	Based on the level of drilling occurring throughout the province, the mixture of light, medium and heavy oil in the province changes as does the mixture of Crown oil (oil produced from lands in which the province owns the mineral rights) and freehold oil (oil produced from lands in which individuals, companies or the Government of Canada own the mineral rights). The level of provincial take is dependent on the quality of the oil and the mineral ownership of the oil.

•	Based on the natural productivity decline of wells, the development of new enhanced oil recovery projects, and the maintenance schedule of wells, the overall production of oil from existing wells in the province changes.

•	The pipeline equalization formulas and tariffs that affect the cost of transporting oil change from time to time.

2005-06 Saskatchewan Mid-Year Report

CONCLUSION

While the WTI benchmark price is a useful indicator of overall trends, it is not the price actually received by Saskatchewan producers and it cannot be translated into government revenue on a consistent, one-to-one basis. Historically, the WTI benchmark price and Saskatchewan oil revenue have generally moved in the same direction, but not always by the same proportion.

2005-06 Saskatchewan Mid-Year Report

A P P E N D I X    2
S M O K I N G     B A N    I M P A C T    –    U P D A T E

A province-wide smoking ban was introduced January 1, 2005. It was anticipated that the smoking ban would result in lower revenue to the General Revenue Fund (GRF). In particular, net income from the Saskatchewan Liquor and Gaming Authority (SLGA) and the Saskatchewan Gaming Corporation (SGC) was expected to be lower due to a reduction in gaming activities.

2005-06 ESTIMATED IMPACT

The 2005-06 Budget incorporated an estimate of about a $40 million reduction in GRF revenue as a result of the smoking ban. This estimate was broadly consistent with experiences in other jurisdictions and with several Saskatchewan municipalities that had implemented smoking bans prior to January 1, 2005.

The 2005-06 Budget estimates for SLGA Video Lottery Terminal (VLT) and SGC net income are lower than in the 2004-05 Budget, primarily due to the impact of the smoking ban. There were no provisions made for smoking ban impacts in the 2004-05 Budget.

When comparing the 2004-05 Budget with the 2005-06 Budget for VLTs and SGC, revenue to the GRF from gaming activities was estimated to decline by $39.7 million, or 16.6 per cent. Most of the reduction was estimated to be from VLT activity, which was estimated to decline by $31.8 million, or 15.9 per cent. With the introduction of the smoking ban, net income at SGC was expected to decrease by $7.9 million, or approximately 20 per cent.

PRELIMINARY SMOKING BAN IMPACTS

Isolating the financial results of a single policy decision cannot be done with absolute precision. In addition to the smoking ban, there are other factors that affect gaming net income. These include normal variations in gaming activity, marketing promotions, special events and expense-related changes. Thus, the financial impacts of the smoking ban can only be calculated as rough estimates.

2005-06 ESTIMATED SMOKING BAN IMPACTS

(Millions of Dollars)	2004-05 Budget	2005-06 Budget	% Change
SLGA VLT Net Income	$200.5	$168.7	(31.8)	(15.9)
SGC Net Income	39.1	31.2	(7.9)	(20.0)

Total	$239.6	$199.9	(39.7)	(16.6)

2005-06 Saskatchewan Mid-Year Report

2004-05 Actual Results

Actual results from 2004-05 provide support for the current estimates for 2005-06.

•	In 2004-05, actual SGC net income was $39.4 million, including an extraordinary revenue adjustment (of about $2 million) related to non-gaming activities. Excluding the extraordinary revenue item, SGC net income would have been about $2 million lower. This difference, other things being equal, essentially reflects the impact of the smoking ban in the last quarter of the 2004-05 fiscal year given that the ban took effect January 1, 2005.

•	Actual SLGA VLT net income for 2004-05 was $193.8 million, a decrease of $6.7 million from the 2004-05 Budget estimate. The overall decrease in net income was composed of a $9.2 million reduction in VLT net (of commission) revenue, partially offset by lower expenses.

2005-06 Mid-Year Results

Results over the first six months of 2005-06 remain broadly consistent with the Budget forecast.

•	Over the first half of 2005-06, Casino Regina gaming revenue decreased 11 per cent, or about $4.5 million, from the first half of 2004-05 (prior to the smoking ban), consistent with current estimates.

•	Similarly, VLT revenue decreased by 13.2 per cent, or $17.6 million, compared to the first half of 2004-05 (prior to the smoking ban), again, close to the estimated decrease of 15 per cent. This remains consistent with assumptions included in the 2005-06 Budget estimates.

CONCLUSION

The current estimate of the $40 million impact of the smoking ban in 2005-06 continues to remain reasonable given the results from 2004-05 and the 2005-06 mid-year results. As more information becomes available, the revenue estimates for gaming and the estimated impact of the smoking ban will be monitored and updated.

CASINO REGINA GAMING REVENUE

(Millions of Dollars)	2004-05 Actuals	2005-06 Results*	Difference	% Change
First Quarter	$20.4	$18.4	$(2.0)	(9.8)
Second Quarter	20.5	18.0	(2.5)	(12.2)

Year-to-Date Total	$40.9	$36.4	$(4.5)	(11.0)

* Figures are unaudited

VLT REVENUE

(Millions of Dollars)	2004-05 Actuals	2005-06 Results*	Difference	% Change
April	$23.4	$20.6	$(2.8)	(12.0)
May	23.2	19.5	(3.7)	(15.9)
June	22.1	19.1	(3.0)	(13.6)
July	21.9	18.6	(3.3)	(15.1)
August	21.5	19.1	(2.4)	(11.2)
September	21.3	18.9	(2.4)	(11.3)

Year-to-Date Total	$133.4	$115.8	$(17.6)	(13.2)

* Figures are unaudited

2005-06 Saskatchewan Mid-Year Report

2005-06 Saskatchewan Mid-Year Report

1 0 0  Y E A R S   O F  H E A R T

2005-2006 MID - YEAR REPORT

 PERFORMANCE PLAN SUMMARY

2 0 0 5 - 0 6    P E R F O R M A N C E    P L A N
S U M M A R Y

Mid-year Progress Report

This year’s Mid-Year Report again provides the public with a progress report on key commitments in the 2005-06 Budget. Specifically, the pages that follow provide an update on commitments made in the Government’s Performance Plan Summary document, tabled with the 2005-06 Budget.

The Performance Plan Summary outlined strategies and important initiatives planned for this year in support of Government’s four overriding themes:

•	Make Saskatchewan an affordable place to live and raise a family

•	Build a green and prosperous economy

•	Provide the best health care in Canada

•	Build a future for our young people here

Six months into the fiscal year, Government is on track to meet its key budget commitments. Progress is reported for the six-month period April 1, 2005 to September 30, 2005, unless otherwise indicated; the bracketed reference at the end of each update indicates the responsible department or agency.

For some initiatives in the original document, it is still too early to provide a progress update because information or data is not yet available; however, Government remains focused on fulfilling these commitments. Results for the full fiscal year for all commitments made in the Performance Plan Summary – as well as those in individual department Performance Plans, which were also released with the budget – will be reported in 2005-06 department Annual Reports.

2005-06 Saskatchewan Mid-Year Report

M A K E    S A S K A T C H E W A N    A N     A F F O R D A B L E
P L A C E    T O    L I V E    A N D    R A I S E    A    F A M I L Y

Strategic Priorities in 2005-06

•	Provide $110 million over two years for education property tax relief for Saskatchewan families, farms and businesses. In 2005, the average credit will be approximately eight per cent of the education property tax levy

~	$55 million is being provided for the first two years of education property tax relief ($110 million in total)

~	Payments are proceeding as planned

~	Legislation was passed in the spring of 2005 that allowed an average eight per cent credit on the education portion of property tax notices in 2005 and 2006

~	All education property taxpayers will benefit from the eight per cent credit for 2005 and 2006

[Learning]

•	Help make post-secondary education more affordable for post-secondary students and their families by:

~	Providing $6.7 million to the University of Regina and the University of Saskatchewan to maintain tuition fees at the 2004-05 level

°	A one-time Saskatchewan Centennial University Tuition Grant of $6.7 million has been provided to the University of Regina, the University of Saskatchewan and their federated and affiliated colleges to maintain tuition fees at the 2004-05 level for the 2005-06 fiscal year

~	Reducing the cost of post-secondary education by allocating funding for additional student bursaries

°	$3.4 million has been provided to expand the Saskatchewan Bursary program by increasing bursary assistance for up to 10,000 students. Bursary assistance has been increased from $75 per week to $110 per week

~	Expanding Centennial Merit scholarship funding from $500,000 to $1 million

°	Centennial Merit Scholarship funding has increased from $500,000 to $1 million in 2005-06 including increases of:

-	$100,000 to SIAST (from $125,000 to $225,000)

-	$25,000 to the Regional Colleges (from $25,000 to $50,000)

-	$25,000 to SATCC (from $0 to $25,000)

-	$350,000 to the universities (from $350,000 to $700,000)

~	Undertaking a review of the Province's student financial assistance program

°	Sector stakeholders have been consulted regarding post-secondary affordability and currently the department is in the process of finalizing the consultation summary for distribution back to stakeholders. Information from consultation sessions and other sources will help inform budget development for 2006-07

[Learning]

2005-06 Saskatchewan Mid-Year Report

•	Implement a new employment model so that all new applicants for income supports who are job ready or have capacity for employment will receive employment services and the Transitional Employment Allowance

~	The Employment Model of service delivery was introduced in May 2005. The Department of Community Resources and Employment Contact Centre began directing more clients to employment services and regional services were expanded. As of September 30, 2005, almost 5,000 clients were receiving employment services and the Transitional Employment Allowance, compared to 1,550 in April, the month before the change [Community Resources and Employment]

•	Increase the take-up of the Saskatchewan Employment Supplement by indexing the income thresholds for families to qualify for the program

~	In May 2005, the income thresholds to qualify for the Saskatchewan Employment Supplement (SES) were increased to take into account inflation in wage levels. As a result, the average number of families receiving SES benefits has increased by 165 from the previous year. An average of 7,800 families qualified for SES benefits in the first half of 2005-06, compared to 7,635 for the same period the year before [Community Resources and Employment]

•	Increase the adult basic allowance by $10 for over 24,000 individuals on social assistance

~	On May 1, 2005, the adult basic allowance and room and board allowance were increased by $10 per month. The Personal Living Allowance for individuals who live in residential care facilities was increased by $5. As of September 30, approximately 22,000 adults were in receipt of social assistance allowances. The social assistance caseload has been declining as the new employment service model helps more people enter the workforce [Community Resources and Employment]

•	Increase support to First Nations Child and Family Services (FNCFS) agencies by an additional $1.1 million to ensure children are well protected

~	As at August 2005, actual expenditures for activities to support the capacity of First Nations Child and Family Services agencies to deliver child welfare services were $330,339. Year-end expenditures are expected to reach $1.3 million. This is based on the following activities:

°	Hiring a First Nations Program Manager to lead joint initiatives between Community Resources and Employment and FNCFS Agencies and three First Nations Trainers

°	The implementation of common information technology systems between Community Resources and Employment and FNCFS Agencies to improve communication and case planning for First Nations children

°	Administration costs to ensure First Nations involvement in case planning of families residing off reserve, participation in the development of policy and procedures that are in the best interest of First Nations families, and to allow collaboration to occur on training or professional development of FNCFS Agency employees

2005-06 Saskatchewan Mid-Year Report

~	In addition, the Department has allocated $135,000 to contribute to the development of the First Nations Child and Family Services Institute, which will provide a central support function to all First Nations Child and Family Services Agencies

[Community Resources and Employment]

•	Implement the Saskatchewan Rental Housing Supplement (includes the Family Housing Supplement and the Disability Housing Supplement), to increase affordability and quality of housing for up to 10,000 low-income families and up to 3,000 households of persons with disabilities

~	The Saskatchewan Rental Housing Supplement was introduced in April 2005. Initial take-up of both the Family Housing Supplement and the Disability Housing Supplement has been lower than expected, and slow to reach the target populations. This is the result of a combination of factors, including a lack of awareness of the programs, some housing not meeting the quality conditions, and some elements of program design. These issues are being addressed. As of September 30, approximately 2,500 families and 200 households with disabled family members were enrolled in the programs [Community Resources and Employment]

•	Implement new repair and renovation programs, linked to the Saskatchewan Rental Housing Supplement, to increase the quality of up to 3,000 affordable housing units by 2008 (700 this year)

~	Three new repair programs were announced in June 2005: the Saskatchewan Emergency Repair Program, the Saskatchewan Home Adaptations for Independence Program and Saskatchewan Rental Repair Program. These new programs expand the options currently offered through federal and provincial funded programs. These programs will provide more options to low-income homeowners, tenants, people with disabilities and landlords to improve their properties

~	The Saskatchewan Rental Repair helps landlords bring their properties to a standard that would allow their tenants (families or people with disabilities) to qualify for help through the Saskatchewan Rental Housing Supplement Program. It is a companion program to the Rental Residential Rehabilitation Assistance Program, a federal-provincial cost-shared program

~	The Saskatchewan Emergency Repair Program is targeted to low-income homeowners living in communities with more than 2,500 people. It is a companion program to the Emergency Repair Program, a federal-provincial cost-shared program now targeted to only people living in communities with less than 2,500 people

~	The Saskatchewan Home Adaptations for Independence Program is offered to non-seniors with a maximum forgivable loan of $3,500 per unit. It is a companion program to Home Adaptations for Seniors Independence Program, a federal-provincial cost-shared program only for people 65 years or older

2005-06 Saskatchewan Mid-Year Report

~	Between April and September 2005, 168 households received grants for home improvements or modifications. A further 727 grants are expected to be committed by the end of 2005-06 for a total of 895 grants delivered in 2005-06. Of these grants, about 350 will be a result of the three new repair programs announced in June 2005

~	Towards the 3,000-repair goal, 739 grants were provided in 2004-05 and 168 have been provided in 2005-06 for a total of 907 grants committed as of October 2005. It is expected that approximately 1,430 households will have received repair grants as of the end of 2005-06

[Community Resources and Employment]

•	Continue development of new affordable housing units (600 committed in 2005-06) as part of our commitment to create up to 2,000 affordable housing units by 2008

~	In the calendar year 2005, 202 units have been committed and 142 units are in the planning stages and are expected to be committed by the end of 2005. Therefore, it is expected that 344 units will be committed in 2005

~	The goal of 2,000 affordable units by 2008 includes units committed or started in 2004 onwards. Towards the goal of 2,000 affordable units, 554 units have been committed

[Community Resources and Employment]

•	Implement the new Municipal Rural Infrastructure Fund (CSMRIF) and the Canada-Saskatchewan Infrastructure Fund (CSIF) and continue provincial and federal funding under the existing Canada-Saskatchewan Infrastructure Program (CSIP)

~	Under the CSMRIF program, 94 projects worth $97.9 million have been approved or recommended for approval for 2005-06 and 2006-07. The federal and provincial governments will each invest approximately $14.6 million in these projects. A second round of applications will be undertaken in the fall of 2006 for funding projects in the last two years of the program

~	The Saskatchewan government is participating in several projects under the CSIF. The two projects, Multi-purpose Building at Regina Exhibition Park ($4 million provincial funding and $5 million federal funding) and deepening of Wascana Lake in Regina ($5 million provincial funding and $9 million federal funding) are complete

~	Provided $4 million to the Riverbank Redevelopment project through the Meewasin Valley Authority

~	All remaining funding under the CSIP has been allocated. Payments under CSIP will be extended over an additional two years to the end of the 2007-08 fiscal year to allow for completion of the projects. So far in 2005-06, $1.7 million in federal and provincial funding has been spent on seven projects

[Government Relations]

•	Contribute $500,000 this year to Regina and Saskatoon urban development agreements, which will leverage $1 million in federal funding and $500,000 in total from the cities of Saskatoon and Regina, for total funding of $2 million annually [in 2005-06] as part of a five-year agreement to be used for neighbourhood renewal; culture, recreation and innovation

2005-06 Saskatchewan Mid-Year Report

~	The Saskatoon and Regina Urban Development Agreements will provide $10 million over five years starting in 2005, for each of Regina and Saskatoon to address urban development priorities. The provincial government will contribute $5 million, the two cities will each contribute $2.5 million and the federal government will contribute $10 million. Specific projects in Regina and Saskatoon are currently under review [Government Relations]

•	Complete landscaping and finishing work on the Wascana Lake project in Regina. In May 2005, the grand opening of the Centennial addition and Interpretive Centre of Government House Heritage Property will take place

~	The project was substantially complete prior to the Canada Summer Games in August

~	The Government House Centennial Project’s Queen Elizabeth II Wing and J.E.N. Wiebe Interpretive Centre were officially opened by the Queen on May 20, 2005. The J.E.N. Wiebe Interpretive Centre is 95 per cent complete, is operational, and is open to the visiting public and educational school programs

[Government Relations; Property Management]

•	Complete 2005 Canada Summer Games site preparation work in Wascana Park, so that Canadians from across the country can enjoy the events to be held this August in Regina

~	The project was substantially complete prior to the Canada Summer Games in August [Property Management]

•	Provincial Disaster Assistance Program (PDAP)

~	Due to the significant losses in several communities caused by flooding and other natural disasters in the spring and summer, claims on PDAP are expected to be in the neighbourhood of $15 to $20 million [Corrections and Public Safety]

•	Emergency Telecommunication

~	Corrections and Public Safety is working with SaskTel and other partners to ensure an emergency telecommunications system is in place before FleetNet service is discontinued [Corrections and Public Safety]

•	Sask911

~	Sask911 coverage has been extended to approximately 99 per cent of the Province [Corrections and Public Safety]

•	The Safe Drinking Water Strategy is a key cross-government initiative aimed at improving the quality of Saskatchewan’s drinking water and is the key mechanism for addressing the recommendations of the North Battleford Commission of Inquiry

~	The new North Battleford Sewage Treatment Plant will enter service later this fall, which finalizes a significant public commitment and recommendation of the North Battleford Commission of Inquiry. The necessary staff and resources are in place to address the ongoing elements of the Safe Drinking Water Strategy to ensure safe drinking water in the future [Safe Drinking Water Strategy]

2005-06 Saskatchewan Mid-Year Report

•	Administer the federal New Deal that was signed between the federal and provincial governments on August 23, 2005 that will provide $147.7 million of federal gas tax revenues over five years to municipalities to enhance environmental sustainability

~	Under the federal New Deal, the federal government will be providing $17.7 million in gas tax funding to Saskatchewan in 2005-06 for allocation to municipalities [Government Relations]

•	The Government of Saskatchewan is partnering with the Canadian Millennium Scholarship Foundation to provide Aboriginal students from low-income backgrounds with more than $6 million in non-repayable student financial assistance. Financed by the Foundation and delivered by Saskatchewan Learning, the project will provide bursaries worth approximately $2,000 each to more than 2,500 first-year Aboriginal students from low-income backgrounds

~	Agreement between the Province and the Canadian Millennium Scholarship Foundation was signed June 30, 2005. $1.6 million in bursaries will be allocated to eligible first-year Aboriginal students in 2005-06 [Learning]

2005-06 Saskatchewan Mid-Year Report

B U I L D    A    G R E E N    A N D
P R O S P E R O U S    E C O N O M Y

Strategic Priorities in 2005-06

•	Establish a Business Tax Review committee composed of independent experts to review Saskatchewan's business tax regime

~	The Saskatchewan Business Tax Review Committee was created on March 29, 2005. The Committee has been given a mandate to conduct a broad, open review of Saskatchewan’s business taxes and to provide a balanced and unbiased assessment of the provincial tax system and its impact on the provincial business and economic climate. The Committee is expected to report its findings and recommendations to the Government by the end of November 2005. The Committee’s report will be considered by the Government within the context of the development of the 2006-07 Budget [Finance]

•	Release a provincial action plan based on results of the January 2005 Saskatchewan Centennial Summit

~	The Saskatchewan Action Plan for the Economy: A New Century of Opportunity was released on September 21, 2005. The Action Plan builds upon a number of consistent, key messages recommended by participants who attended the Saskatchewan Centennial Summit. These include:

°	further developing our natural resources and add value to them

°	becoming more competitive at home and abroad

°	building on our success in research and innovation

°	engaging more people in the Province's future

~	The document is a framework of 81 actions developed with input from across government and Industry and Resources will work with other departments to monitor progress and report to the Legislature on an annual basis

[Industry and Resources]

•	Introduce new incentives for Enhanced Oil Recovery projects, including a revised royalty and production tax structure, a revised and renewed Saskatchewan Petroleum Research Incentive and selected sales and fuel tax exemptions

~	Effective April 1, 2005, the Government introduced a new and simpler tax and royalty regime for Enhanced Oil Recovery (EOR) to bring it into line with lower rates currently in place for EOR projects involving carbon dioxide injection. The revised structure will apply to all new and expanded EOR projects, as well as any possible future oil sands and oil shale projects. It is consistent with the overall objective of using simple, fair, competitive taxation as one means of improving Saskatchewan’s climate for growth

2005-06 Saskatchewan Mid-Year Report

~	Renewal of the Saskatchewan Petroleum Research Incentive (SPRI) program through to the end of March 2010 provides as much as $30 million in tax and royalty credits on new EOR pilot projects. All pilot EOR projects will be eligible for SPRI. In addition, SPRI continues to be applicable for first time use of technology in non-EOR pilot projects

~	The Sales Tax and Fuel Tax exemption on propane, butane and other chemicals injected into oil reservoirs to increase the recovery rate brought them into line with the tax exemption already in place for carbon dioxide used in EOR projects

[Industry and Resources]

•	Provide funding through the Western Economic Partnership Agreement (WEPA) to priority sector projects, including development of new technologies

~	WEPA funding commitment to date of approximately $22 million is resulting in leveraged investment from the federal government, industry, and others of approximately $85 million

~	WEPA projects such as the Nipawin ethanol from biomass initiative provide a good fit with the development of a green and prosperous economy

~	WEPA funds are also being used to support a facility that could reduce greenhouse gases while creating heat or power, and fertilizer, by using existing waste such as manure and household garbage as well as products from intensive livestock operations, abattoirs and food processing. It will provide design information and test different formulations for the waste products, or feedstock, for full-scale biodigester manufacturers in Canada

~	Industry, health and academic institutions based in northern Saskatchewan have access to important research information following the expansion of the Saskatchewan Research Network (SRnet) with $374,482 in cost-shared, federal-provincial funding from WEPA

[Industry and Resources]

•	Focus efforts on securing a more level international playing field for our agricultural producers/exporters, and obtain significant new market access for our producers/exporters of non-agricultural products and commercial services, from the current multilateral negotiations in the World Trade Organization

~	Saskatchewan continued to press its principal negotiating objectives for the WTO negotiations with the federal government, including key agriculture objectives relating to the elimination of export subsidies, substantial reduction in and eventual elimination of trade-distorting domestic support, real market access improvements for Saskatchewan’s international exports and maintenance of the Canadian Wheat Board as a single-desk marketing agency. In the run-up to the WTO Ministerial Meeting scheduled for December 2005 in Hong Kong, Saskatchewan has also continued to press both its defensive and offensive interests in negotiations pertaining to non-agricultural manufactured products and tradable services. The Hong Kong meeting has the potential to put in place the negotiating modalities required to advance the negotiations into their final phase, leading to a possible deal by December 2006 [Government Relations]

2005-06 Saskatchewan Mid-Year Report

•	Work to restore free market access to the U.S. for our producers/exporters of softwood lumber, cattle and beef, wheat and live swine, all of which are under current trade restrictions imposed by the U.S.

~	Free Canada-U.S. trade in live swine resumed after Canada won its case against the U.S. duties. Live cattle and beef trade between Canada and the U.S. has also partially resumed (i.e., for animals and beef from animals aged 30 months or under) and efforts continue to eliminate all remaining barriers to free trade in these products. On softwood lumber, recent NAFTA trade tribunal rulings have provided definitive support to the Canadian position that the U.S. duties are unjustified. While the U.S. has chosen to continue to litigate, these tribunal rulings may induce the U.S. to resume negotiations with Canada on a durable policy-based settlement on more reasonable terms than in the past. Finally, on hard red spring wheat, recent NAFTA trade tribunal rulings have also resulted in the U.S. government moving closer to lifting its remaining duties [Government Relations]

•	Increase grant funding to Tourism Saskatchewan marketing initiatives to generate increased visitor spending in Saskatchewan

~	Increased funding has been provided to Tourism Saskatchewan which supports a tourism industry generating about $1.4 billion annually in the Province in travel expenditures. Saskatchewan hosted a major tourism industry event, attracting travel buyers and writers from around the world to Saskatoon for Rendez-vous Canada (RVC), Canada’s largest tourism trade event [Industry and Resources]

•	Expand the Sub-surface Geological Core Library to ensure new core drill cutting samples are stored and made available to industry for economic potential assessment/research

~	In 2005-06, Industry and Resources received funding of $860,000 for the expansion plan of the Sub-surface Geological Library to help optimize exploration and development activities in the Province by ensuring that valuable core data is available and accessible for examination by staff and industry. The project is underway [Industry and Resources]

•	Strengthen our workforce and economy through continued expansion of the Saskatchewan Immigrant Nominee Program (SINP), and make the program more flexible for immigrants who want to own and operate a business in Saskatchewan

~	Increased employers’ awareness of the SINP and expanded SINP to include all skilled health occupations. SINP applications in 2005 have doubled from 2004

~	Proposal for expanding the Saskatchewan Trucking Association (STA) pilot project has been developed and is in review with the STA, Citizenship and Immigration Canada and Services Canada. Eighty truckers have been nominated under the project

~	Introduced a Community Support Plan under the SINP in a total of 10 communities to date, to encourage employers and communities to address the settlement needs of nominees and their family members

[Government Relations]

2005-06 Saskatchewan Mid-Year Report

•	Implement a Canada-Saskatchewan Contribution Agreement for the delivery of Enhanced Language Training (ELT) services in Saskatchewan, based on planning and development work and consultations completed in 2004-05

~	A new multi-year Canada-Saskatchewan Contribution Agreement for ELT services was completed effective September 2005. Under the Agreement, the Province will co-ordinate delivery and development work under the ELT initiative in Saskatchewan. The Agreement covers the periods 2005-06 through 2007-08

~	Development of pilot projects for ELT service delivery has been finalized, with a projected launch date in Regina and Saskatoon by December 2005

~	Professional development training packages have been finalized for ELT service deliverers

[Government Relations]

•	Implement an immigrant internship project with community partners to establish work opportunities for immigrants to help them advance in the labour market

~	Plans for implementing an Immigrant Internship Pilot Project (IIP) have been finalized. The IIP will be launched in Saskatoon in December 2005 in conjunction with the ELT. The IIP initiative will provide language and employment related services to immigrants who do not meet requirements for participation in ELT Pilot Projects

~	Professional development training packages have been finalized for ELT and IIP service deliverers. Training beginning in October 2005 will be completed before the start of the ELT and IIP Pilot Projects

[Government Relations]

•	Continue the development agenda for agriculture, while working with stakeholders to achieve economic recovery and to address new challenges as they occur

~	Industry discussions were held to examine how Saskatchewan Agriculture and Food (SAF) could support the acceleration of growth in the organics sector. Similar activities occurred with respect to the provincial vegetable sector. Other crop sectors and areas identified as having significant growth potential include flax, pulse crops and bio-energy. SAF is working on growth potential strategies

~	In support of cattle industry expansion, SAF surveyed the feedlot industry on development issues to identify opportunities for development and potential constraints, as defined by industry players. For the past two years the operating environment facing this industry has been shaped by the impact of BSE. With the return to more normal market conditions and the opening of the United States’ market to live animals, a more stable environment now exists in which sector expansion may be pursued

~	A major development in support of hog industry expansion occurred in July 2005, with the announcement of the planned Maple Leaf Foods investment in new slaughter and cut facilities and in value-added manufacturing. In the last several years, hog production in the Province has more than doubled, but processing capacity has not kept pace. This planned expansion will address a significant portion of the shortfall in current processing capacity and provides the signal to producers that further primary expansion should prompt the necessary response by the processing sector

[Agriculture and Food]

2005-06 Saskatchewan Mid-Year Report

•	Implement a meat processing strategy that will address constraints in that sector and lead to the expansion of industry slaughter and processing capacity

~	On June 9, 2005 the Government of Saskatchewan announced a three-year, $37.3 million package of incentives and investment to drive development of the meat processing sector in the Province. The principal component of this package is a program to rebate 15 per cent of investment in meat processing and has an estimated cost of $32.8 million. The Province is also investing approximately $1.2 million in the Saskatchewan Food Industry Development Centre in Saskatoon, to encourage increased development of new products for test or niche markets. The third component of the package, at $3.3 million, is the establishment of toll processing capacity in the Province, to provide custom processing for new or expanding firms [Agriculture and Food]

•	Work within government to respond to and implement recommendations from the Action Committee on the Rural Economy (ACRE) and continue the ongoing work with regionally-based development organizations, the small business sector and co-operatives in order to grow the rural economy

~	ACRE released its Phase II report in May 2005. Thirty-five recommendations were presented to Government in the areas of business development, Crown land, infrastructure and rural employment. With these 35 recommendations, ACRE has made 220 recommendations since 2000. With the co-operation of departments, Crowns and agencies participating on the Interdepartmental Rural Working Group, Rural Development has been able to make significant progress in responding to and implementing many of the ACRE’s recommendations and has built a solid network within government for collaboration on the rural file. A progress report on Government’s response to ACRE’s 220 recommendations can be found at www.rd.gov.sk.ca

~	Rural Development continues to work with the Regional Economic Development Authorities (REDAs). Core funding has been allocated to each REDA based on program criteria and workplans have been completed by the REDAs. Funding decisions on REDA project proposals for the REDA Enhancement fund ($150,000 fund) have been made by the Department. REDAs are being notified about the outcome of their proposals. These funds are fully committed. The REDA Youth Employment Initiative was fully utilized by 13 REDAs

~	For this fiscal year (to August 31), the Small Business Loans Association (SBLA) program has approved loans to 230 businesses (139 existing and 91 new businesses); 541 jobs are created or maintained for these 230 businesses (95 per cent of the businesses are rural)

~	A report has been prepared for the Co-operative Advisory Council on a review of co-operative services. The report by will be considered by the Council

[Rural Development]

2005-06 Saskatchewan Mid-Year Report

•	Provide opportunities for northerners to enhance local economic development through the Northern Development Agreement (NDA), in conjunction with the federal government and northern partners

~	From April 1 to September 30, 2005, three projects have been approved under the NDA, totaling more than $1.3 million. This includes $1.2 million for improvements to roads in the Athabasca region. Another seven projects totaling more than $2.3 million are currently under consideration

~	A previously approved project that is underway is the Northern Broadband Network (NBN). This project, which received $2 million of its $11.6 million budget from the NDA, is targeted for completion by the end of 2006. The NBN will give First Nations and northern populations the same competitive advantage through advanced communication, as is available in urban centres, at roughly the same price. This will be accomplished by expanding high speed Internet service to 35 northern communities

[Northern Affairs]

•	Contract for the completion of upgrading on 117 km of Thin Membrane Surface (TMS) highway to a paved standard through the federal-provincial Prairie Grain Roads Program

~	The Department has completed upgrading 63.4 km of TMS highway to a paved standard as of September 30, 2005. Wet weather throughout the construction season has impacted progress on projects. The remaining planned work will be carried forward to 2006-07 [Highways and Transportation]

•	Invest over $25 million to preserve, operate and improve provincial highways, bridges and airports in northern Saskatchewan

~	It is estimated the department will spend over $29 million to preserve, operate and improve provincial highways, bridges and airports in northern Saskatchewan. This expenditure increase for 2005-06 is primarily due to wet weather resulting in unexpected culvert failure repairs and additional routine maintenance on the gravel road system [Highways and Transportation]

•	Complete drainage improvements at the Stony Rapids Airport through the federal Airport Capital Assistance Program

~	This project was initiated in 2004-05 and has been completed this year [Highways and Transportation]

•	Continue implementation of a co-ordinated strategy, building on Saskatchewan’s financial commitment, to conclude an appropriate Canada-Saskatchewan joint funding agreement to enable the clean-up of abandoned northern uranium mine/mill sites

~	The third and final report on the Abandoned Mines Assessment Program was released in October 2004. The report addresses the Gunnar/Larado and other abandoned mine sites. In November 2004, Saskatchewan committed $12 million to address clean-up of abandoned northern uranium mine and mill sites and sought a matching financial commitment from the federal government. In June 2005, the federal government officially announced its intention to co-fund the clean-up. Funding negotiations between Saskatchewan Industry and Resources and Natural Resources Canada began in August 2005 and have made significant

2005-06 Saskatchewan Mid-Year Report

progress culminating in a meeting in October 2005. The Province is seeking federal consideration for expenditures incurred to date since initiating work related to the clean-up project in 2001. Saskatchewan has continued with the site safetying and characterization work that was started in 2003

Saskatchewan Environment continues to be committed to work towards remediation of other non-uranium mine sites [Industry and Resources; Northern Affairs; Environment]

•	Provide Northern Development Fund (NDF) loans and grants to northern businesses, individuals, municipalities and First Nations Bands, and primary producers (fishing, trapping, wild rice); and technical support/advice to northern boards and committees to stimulate business and economic development and entrepreneurship in the Northern Administration District

~	From April 1, 2005 to September 30, 2005, 11 commercial loans and 19 primary production loans have been approved for a total value of more than $1.65 million. More than $90,000 in NDF grants have been committed to 12 business development projects, while $88,000 has been provided to five regional development corporations and one regional development council. For 2005-06, the NDF has $2 million available for loan capital, $205,000 in grant funds for qualifying business proposals, and $295,000 for regional development corporations and one regional development council

~	Since its inception, the NDF has provided (as of September 30, 2005) 192 commercial loans valued at more than $15.1 million, 678 primary production loans for $3.4 million and $3.2 million for 440 northern business development grants. In addition, $3.5 million has been provided for regional development corporations

[Northern Affairs]

•	Continue implementation of the provincial forest industry expansion

~	Since the Province’s 1999 announcement to expand Saskatchewan’s forest industry, significant effort by a number of provincial agencies has been focused on building the provincial forest industry. The recent announcement of the closure of the Prince Albert pulp and paper mill is a difficult blow for our forest industry. Representatives from the Canadian forest industry have cited both the softwood lumber tariff, and the rising value of the Canadian dollar as major contributors to pulp and paper mill closures across the country

~	A task force has been struck comprised of the Saskatchewan Forestry Centre, the Federation of Saskatchewan Indian Nations/Prince Albert Grand Council, the Province of Saskatchewan, the City of Prince Albert and the union representing Weyerhaeuser mill workers. The task force will explore options to create a viable future for the industry in Prince Albert

~	Several small forest businesses have been provided extended wood supply tenure to enable investment and value-added product development, and 42 permits and operating plans have been issued/approved to date this year

2005-06 Saskatchewan Mid-Year Report

~	In conjunction with the Saskatchewan Forestry Centre, work has progressed developing a Virtual Data Warehouse to provide analytical tools for analysis and inventory of data from industry sources

~	Work is also progressing on analyzing the inventory of unallocated forest areas to determine the quality and size of raw material for potential new industry development

[Environment]

•	Invest $19.2 million in forest fire fighting capital including the purchase of two Convair CV580A land-based air tankers, as well as infrastructure upgrades

~	$135 million has been publicly committed to aerial fleet renewal of fire fighting aircraft

~	On November 29, 2004, the Province announced a commitment of $42 million to modernize its firefighting fleet for northern Saskatchewan over a three-year period, extending to 2006-07

~	On July 15, 2005, the Province confirmed an additional investment of $92.9 million to move the fleet renewal project into phase two, extending to 2010-11

~	To date, seven aircraft have been acquired: two Turbo Commanders and one Baron Bird Dog (purchased last fiscal year) and two Turbo Commanders and two Baron Bird Dogs purchased this fiscal year

~	An agreement has been signed with Convair/Kelowna Flight Craft to deliver four Convair 580A Tankers – two will be delivered in the latter stages of 2005-06 and two in 2006-07

~	Environment is in discussions to upgrade the CL 215 aircraft to turbinated engines. This work is estimated to span over four fiscal years, concluding in 2010-11

~	Plans are underway to purchase fuelling systems to complement the new aircraft

[Environment]

•	Through the Strategic Highway Infrastructure Program (SHIP) and Canada Strategic Infrastructure Fund (CSIF) cost-share programs, invest $31.9 million to twin Highway 1 east and Highway 16 west by completing 40 km of grading, completing construction of two railway overpasses west of Broadview and opening 57 km of twinned highway

~	The department estimates it will spend $36.8 million through the SHIP and CSIF cost-shared programs on both Highway 1 east and Highway 16 west

~	Grading of 13.6 km on Highway 16 west has been completed. On Highway 1 east, 32.3 km of grading is forecasted to be complete by end of the season. The two railway overpasses west of Broadview are complete and ready for surfacing

~	A total of 43.4 km of grading on Highway 1 east and Highway 16 west is forecasted to be complete by end of the season. Paving of 13.6 km on Highway 16 west was completed and opened to traffic in June 2005. A 30 km section on Highway 1 east was surfaced and opened to traffic in October 2005 including the two railway overpasses west of Broadview. The remaining 13 km will be surfaced and opened to the public in 2006-07

[Highways and Transportation]

2005-06 Saskatchewan Mid-Year Report

•	Resurface 269 km on the principal highway network and 64 km on the regional highway network

~	The department has completed 259.6 km of resurfacing on the principal highway network. In addition, the department has completed 58.2 km of resurfacing on the regional network that was slightly less than planned. The remainder will be completed in 2006-07 [Highways and Transportation]

•	Invest in a number of projects to improve safety for the traveling public, including:

~	Invest $3.1 million for intersection improvements on Highway 11 near Rosthern

~	Begin grading a new four-lane section on Highway 11 from Warman to 9 km north

~	Complete approximately 25 safety improvements

°	As of September 30, the department has spent an estimated $2.8 million on Rosthern intersection improvements. The department anticipates completion of this project this year

°	The grading project on Highway 11 north of Warman has been tendered. This project is expected to be completed in 2006-07

°	The department has completed 29 safety improvements to date

[Highways and Transportation]

•	Complete resurfacing on 18 km, through the Border Infrastructure Fund, on Highway 39 from Roche Percee to Estevan

~	The department anticipates completion of this project this year [Highways and Transportation]

•	Upgrade accessibility in eight government buildings at an estimated cost of $1.2 million

~	Seven accessibility projects (former Health Building upgrades, MacIntosh Mall upgrades, Crown Investments Corporation building, Air Transportation hangar, Wascana Centre Infrastructure, Mistasinihk Place, Saskatchewan Property Management Head Office, and the Moose Jaw Court House elevator) are in construction, with an estimated cost of $1.12 million. One project (the Revenue Building) was deferred due to budget and space pressures [Property Management]

•	Ensure the Province’s ability to meet mandated requirements for ethanol-blended fuels in grants to producers under the Ethanol Fuel Grant program

~	NorAmera has indicated that production should start in November 2005. Husky has indicated that it will be in production in the second quarter of 2006. In conjunction with the existing Poundmaker volumes, the production forecasts of these companies, if met, will ensure that the mandated amount of ethanol could be sourced from Saskatchewan plants [Industry and Resources]

•	Support research in energy development, climate change and conservation through the million dollar Energy Sector Initiatives Fund

~	As of September 30, 2005, $250,000 has been provided to the Petroleum Technology Research Centre to support the development of new oil production technologies

2005-06 Saskatchewan Mid-Year Report

~	Saskatchewan has joined the Energy Innovation Network (EnergyINet), which includes British Columbia, Alberta, Nova Scotia, and the federal government as well as BC Hydro, Luscar Ltd., Nexen Inc., NOVA Chemicals Corporation, Nova Scotia Power, Saskatchewan Power Corporation, and Syncrude Canada Ltd. to support the development of new petroleum technology and carbon dioxide capture and storage technology

[Industry and Resources]

•	Make the EnergyStar® PST Rebate available at point-of-sale so customers will no longer have to mail in their rebates and wait for their cheques

~	The Provincial Sales Tax (PST) on purchases of qualifying EnergyStar® certified appliances was converted from a rebate program to a point-of-sale exemption for all purchases made on or after April 1, 2005. This change has improved the delivery of the program by providing an immediate benefit to eligible purchasers [Finance]

•	Complete the Rushlake Creek wind power generation project in 2005, which will add 150 megawatts of zero emission energy – enough to provide green power to 64,000 homes

~	Construction of the Centennial Wind Power Facility (formerly known as the Rushlake Creek wind power project) is well underway and project completion is scheduled for the end of 2005. Once completed, this facility will add 150 MW of clean, zero-emission electricity to SaskPower’s generation capacity – enough to power approximately 64,000 homes [SaskPower]

In March 2005, the first Power Purchase Agreement was signed with Alliance Pipeline for delivery of a 5 MW heat recovery project, as part of SaskPower’s Environmentally Preferred Power program (EPP). Phase two project proposals will be received in fall 2005 [SaskPower]

•	Reduce energy usage in five additional provincial government buildings to achieve annual energy savings of 20 per cent

~	Work on these buildings is underway. The project will be completed by the end of fiscal year 2005-06 except for a $300,000 portion that will be co-ordinated with a larger project next year. Projected energy savings will result in a contribution from the federal government of about $100,000 [Property Management]

•	Purchase 18.5 million KwH of wind-generated energy – about 22 per cent of the total electricity purchase for executive government

~	The purchase of green power is ongoing. SPM will be purchasing 18.5 million KwH for fiscal 2005-06 [Property Management]

•	Province provides further protection for the Great Sand Hills

~	In April 2005, the Province approved an amendment to The Ecological Reserves Act to strengthen the protection of the most sensitive areas within the Great Sand Hills. Existing activities, such as ranching, and exercising Treaty Rights will continue to be allowed in the 36,585-hectare ecological reserve

2005-06 Saskatchewan Mid-Year Report

~	The Government established a Scientific Advisory Committee to oversee a multi-year regional environmental study of the entire Great Sand Hills. Field assessments are underway on this study and consultations are ongoing with many stakeholder groups

[Environment]

•	Saskatchewan launches consultation on building a Green Strategy

~	Saskatchewan Environment undertook a series of public consultation meetings, or Green Forums, to inform development of a Green Strategy for Saskatchewan. Six Green Forums were held across the Province:

°	September 21-22: Reduced Waste and Waste Management (Yorkton)

°	October 11-12: Water Stewardship (Moose Jaw)

°	October 17-18: Parks and Representative Areas (North Battleford)

°	October 19- 20: Human Society and the Environment (Regina)

°	October 25-26: Stewardship of Renewable Natural Resources (Prince Albert)

°	November 2-3: Green Economy and Innovation (Saskatoon)

~	Each Green Forum had a session open to the public followed by a day focused on discussions with invited stakeholders. Submissions were sent by mail or through Saskatchewan Environment’s website

~	The Green Strategy will be released in Spring 2006

[Environment]

•	Implement an Aboriginal Economic Development Program in the 2005 Centennial Year

~	The parameters of a First Nations and Métis Economic Development Grant Program have been developed in consultations with other government departments [First Nations and Métis Relations]

•	Respond to a report from the Métis Electoral Consultation Panel on the views and visions of Métis people on Métis electoral and democratic reform

~	The Minister of First Nations and Métis Relations announced on November 4, 2005, the Province’s response to the Métis Electoral Consultation Panel’s report, Métis Governance in Saskatchewan for the 21st Century: Views and Visions of the Métis People. The provincial and federal governments will cost-share one-time funding for a new Métis Nation – Saskatchewan (MNS) election, provided the MNS holds a Métis Nation Legislative Assembly to call the election, holds a general assembly of the Métis people to ratify the election, agrees to use an appointed chief electoral officer for the vote, and works with a government established Métis Elections Advisory Committee [First Nations and Métis Relations]

•	In 1997, the Province committed to complete twinning Highway 1 east to the Manitoba border (2012), Highway 1 west to the Alberta border (2008), and Highway 16 from North Battleford to the Alberta border (2010). These initiatives have been accelerated with cost-shared federal funding. Saskatchewan Highways and Transportation has completed twinning on Highway 1 west to the Alberta border, and plans to complete twinning on the remainder of Highway 1 in 2007 and Highway 16 between North Battleford and Lloydminster in 2007

2005-06 Saskatchewan Mid-Year Report

~	The department is currently positioned to complete the twinning initiative, subject to weather conditions [Highways and Transportation]

•	CommunityNet II will provide wireless high speed Internet access to a minimum of 71 communities in the Province and their surrounding areas. All existing CommunityNet locations with a population over 100 and a school previously served by SCN’s satellite technology will benefit from this program. In addition, the majority of communities with populations greater than 200 will also benefit from CommunityNet II

~	As of September 30, 2005, SaskTel has successfully erected and entered into service 18 of the planned 54 towers, which resulted in 21 of the minimum 71 communities receiving wireless high speed Internet service [Information Technology Office; SaskTel]

•	The Northern Broadband Network (NBN) initiative will see the expansion of high speed Internet to 35 northern communities. Representatives from Prince Albert Grand Council, Meadow Lake Tribal Council, and New North formed the non-profit NBN to develop and implement an Internet access project. SaskTel will own and operate the infrastructure. This program is a major business initiative that will provide economical broadband Internet access to First Nations and northern populations. Success in this endeavour means that these First Nations and northern populations have the same competitive advantage through advanced communication as are available in urban centres, at roughly the same price

~	Sixteen of the planned 35 northern communities are now receiving high speed Internet service. An additional six communities will be receiving high speed Internet by October 31, 2005

~	On January 7, 2005, the $11.6 million NBN initiative received final funding of $524,069 over two years under the Canada-Saskatchewan Western Economic Partnership Agreement (WEPA). This project also received a total of $2 million from the Canada-Saskatchewan Northern Development Agreement. The Northern Broadband Network is targeted for completion by the end of 2006. SaskTel is managing the installation of this infrastructure, and will also own and operate the infrastructure once the project is complete

[Information Technology Office; SaskTel; Northern Affairs]

•	Federal and provincial economic development funding for northwest Saskatchewan

~	Communities affected by the establishment of the Primrose Lake Air Weapons Range (PLAWR) in northwest Saskatchewan in 1953 will benefit from a $19.5 million investment by the Government of Canada and the Province of Saskatchewan. The investment, to be spread over five years, will be used for regional economic development initiatives

~	Officials from the federal and provincial governments have been working with community representatives to develop criteria for economic development investments and accountability mechanisms for this funding. A number of community meetings have been held to ensure public awareness of the process. It is anticipated the structures and agreements to allow for the flow of funding should be in place in 2006

[Northern Affairs]

2005-06 Saskatchewan Mid-Year Report

•	Establish the Commission on Improving Work Opportunities for Saskatchewan residents

~	The Minister of Labour established the Commission on February 18, 2005. The Commission is responsible for making recommendations to improve access for part-time and vulnerable workers to employment income, employment benefits, and work opportunities in Saskatchewan. The Commission released a discussion paper in June 2005 and conducted public hearings in fall 2005. The Commission will submit its final report and recommendations in December 2005 [Labour]

2005-06 Saskatchewan Mid-Year Report

P R O V I D E    T H E    B E S T
H E A L T H     C A R E    I N    C A N A D A

Strategic Priorities in 2005-06

The 2005-06 Provincial Budget Performance Plan Summary identifies strategic priorities in five key areas for health care: Reduce Waitlists; Improve Front Line Care; Train and Recruit Health Professionals; Early Diagnosis and Disease Prevention; and Invest in Medical Equipment and Health Facility Infrastructure. Progress on key priorities in each area is as follows:

•	Continue with initiatives to allow increased volumes to meet the target timeframes and improve access across a range of major and minor surgical procedures; in total, the health system will perform 1,200 to 1,500 additional surgeries to target patients who have been waiting more than 12 months

~	Saskatchewan has the most comprehensive surgical management system and the most complete surgical database in Canada. New surgical care system data for the period January to June 2005 has recently been posted on the Saskatchewan Surgical Care Network (SSCN)

~	There were 29,009 surgeries performed from April 1 to August 31, 2005 (in comparison to 27,634 performed during the same time period in 2004-05). Of these cases, 21,604 were performed in Regina and Saskatoon; out of the 21,604 surgeries performed in Regina and Saskatoon, 1,253 were cases that waited more than 18 months, and 1,124 were cases that waited more than 12 months, but less than 18 months. Complete analysis of data will be available at year-end

~	Approximately 80 per cent of all patients who had surgery during January 2005 to June 2005 received their procedure within six months while 90 per cent received it within one year

[Health]

•	Develop a comprehensive strategy for diagnostic imaging services; establishing a Diagnostic Imaging Network advisory body this spring will be the first step in developing the provincial strategy

~	The Diagnostic Imaging Network, which is a partnership between clinicians, service providers, Regional Health Authorities, regulatory agencies, health training institutions, communities and government that will work toward the goal of ensuring equitable access to diagnostic imaging services has been established. Through collaboration with the participating partners, the network will act as an advisory body to assist in strategic planning and co-ordination of the diagnostic imaging system [Health]

•	Increase CT capacity in regional and provincial hospitals; two incremental scanners, one in each of Lloydminster and North Battleford, will become operational this year and upgrades to faster units will allow increased capacity in Saskatoon, Regina and Prince Albert

2005-06 Saskatchewan Mid-Year Report

~	In 2005-06, funding was allocated to the Prairie North Regional Health Authority for the purchase of two new CT scanners in North Battleford (planned for October 2005) and Lloydminster (planned for November 2005). Following these installations, all six regional hospitals in Saskatchewan will be equipped with CT scanners

~	In 2005-06, CT scanners are also being upgraded in the following sites: Prince Albert Parkland Regional Health Authority (planned for December 2005); Saskatoon Regional Health Authority (planned for December 2005); Regina Qu’Appelle Regional Health Authority (scanners upgraded at the Pasqua Hospital in June 2005 and Regina General Hospital in September 2005)

~	As of August 31, the number of CT exams exceeded the targeted volumes for 2005-06 (actual as of August 31, 2005 – 42,594; target – 41, 127)

[Health]

•	Increase MRI capacity in provincial hospitals by almost 4,600; a second MRI in Regina Qu’Appelle Health Region will become operational this year and extended hours of service will be maintained on other unit

~	The exams completed as of August 31, 2005 were slightly less than the targeted volume (actual – 7,902; target – 8,671). The Regional Health Authorities are expecting to achieve the targeted volumes by year-end. Investments in provincial capacity will result in an estimated 5,000 more MRI exams for a total of over 21,000 exams. This represents an approximate 32 per cent increase in MRI exams in 2005-06 over 2004-05 volumes

~	The second MRI in Regina Qu’Appelle Health Region will be operational in December 2005. Meanwhile, the region will operate a mobile MRI along with the existing MRI

[Health]

•	Increase capacity in other specialized imaging areas to improve access (e.g., nuclear medicine and cardiac imaging)

~	The second cardiac catheterization lab located in Saskatoon is scheduled to become operational in late 2005

~	Saskatchewan Health invested approximately $450,000 to increase bone mineral density test volumes in the Province by approximately 50 per cent

[Health]

•	Expand cancer treatment capacity at the Saskatchewan Cancer Agency by over 250 patients

~	The Saskatchewan Cancer Agency’s new Clinical Management System (CMS) went live in April 2005. The CMS is an integrated electronic patient care record that incorporates diagnostic results, treatment protocols, pharmacy information and outcome measures. The Agency, with input from Saskatchewan Health, is currently working to refine and standardize reporting definitions. Information on treatment volumes will be available by year-end [Health]

•	Continue to expand primary health care by developing over 20 new central and satellite primary health care teams

2005-06 Saskatchewan Mid-Year Report

~	To date, Saskatchewan Health has established one new team in Nipawin and expanded an existing team in Carrot River. At the end of September 2005, there were 35 primary health care teams in the Province. RHAs and Saskatchewan Health continue to work on developmental work leading to proposals for new teams

~	The province-wide Health Line, a toll-free 24-hour telephone health information service, managed 38,490 calls from April 1 to September 30, 2005. The Health Line provided services for individuals and their families affected by crystal methamphetamine, as well as other substances

[Health]

•	Operate eight new telehealth sites this year to improve rural and remote access to specialist services

~	Eight new telehealth sites will be operational by December 2005 to improve rural and remote access to specialized services [Health]

•	Increase dialysis treatments by 8,000 procedures annually, including 500 new treatments provided in a new renal satellite station established in Moose Jaw last year

~	The Department is working with Moose Jaw and Prince Albert renal satellite stations to expand renal services. It is anticipated that these satellites will provide 500 treatments in 2005-06. Complete data will be available at year-end [Health]

•	Implement patient care information systems in priority program delivery areas to help address workload issues, increase efficiency and enhance patient safety by providing higher quality and more timely information for patient care

~	Since 2001, Health Information Solutions Centre (HISC) has been working with Saskatchewan’s health regions to implement common, shared health care information systems through a program called the Integrated Clinical Systems (ICS). Once this system is fully developed, it will enable authorized health providers to view a summary of relevant information about their patients quickly, securely, and when and where they need it

~	Central Patient Index Registration was successfully implemented within the following areas: Heartland (Kindersley), Mamawetan (LaRonge) and Sun Country (Weyburn)

~	Pharmacy Implementation was completed in Sunrise Health Region (Canora, Kamsack and community hospitals)

[Health]

•	Continue development and implementation of a Laboratory Results Reporting system to make laboratory results available electronically to more locations where health care providers work

~	Developmental work with a variety of stakeholders such as Health Care Providers, laboratories in the regions, the Provincial Laboratory, Saskatchewan Cancer and others has focused on defining requirements, scheduling, and budgeting required for a Laboratory Results Reporting System [Health]

•	Work with health system stakeholders to develop a province-wide health human resource plan that will describe the current health workforce and identify the issues, priorities, challenges and cost implications, and forecast some of our health human resource needs

2005-06 Saskatchewan Mid-Year Report

~	Extensive consultation occurred between June and October 2005. Eighty-five groups representing First Nations, federal government, Regional Health Authorities, Saskatchewan Health branches, other government departments, regulatory bodies and professional associations were contacted and information was collected through a mix of face-to-face meetings and written submissions

~	A health human resources consensus conference took place October 12 and 13, 2005 in Regina. Approximately 150 delegates representing a broad range of health sector groups discussed themes that were identified in the initial consultation and generated solutions on how to best address the complexity of the Saskatchewan health care sector

~	The department is developing the provincial health human resources plan that will be released publicly by the end of December 2005

~	A provincial employee survey was released to 35,000 health care workers in the spring of 2005. The survey is complete, with a response rate of 40 per cent. Currently, the data is being analyzed and findings will be available to the Department in the fall of 2005

[Health]

•	Work to retain health professionals by providing safer, higher quality workplaces, continuing education and training

~	Work continues on development of the framework and guidelines for the provincial quality workplace strategy. A satellite training session is being developed for release in January 2006

~	Regions have received funding to conduct various quality workplace training initiatives that include wellness initiatives, development of safety manuals, career development opportunities such as job shadowing and mentoring, professional development opportunities for nurses, leadership training, performance appraisal systems, work-life balance initiatives and various needs assessments

[Health]

•	Fund over 280 new bursaries and more than 109 continuing bursaries for students in the allied health disciplines, nursing, internships and specialized health professional fields as well as 50 new and over 65 continuing physician bursaries

~	As of September 30, 2005, 290 new bursaries and 109 continuing bursaries were awarded for students in the allied health disciplines, nursing, internships and specialized health professional fields. Also, 19 new and 57 continuing physician bursaries have been awarded [Health]

•	Fund nine new residency seats at the College of Medicine, with four of those seats reserved to provide foreign-trained doctors with better access to residency positions

~	In addition to the 60 training seats at the College of Medicine funded by the Department of Health, four new seats have been reserved for international medical graduates who require training to meet Canadian criteria for certification [Health]

2005-06 Saskatchewan Mid-Year Report

•	Continue implementation of a Provincial Diabetes Plan, which includes screening of risks associated with diabetes

~	In February 2004, Saskatchewan Health finalized the Provincial Diabetes Plan, which provided Regional Health Authorities with a framework for a comprehensive and co-ordinated team approach to diabetes management, recognizing that the person with diabetes is responsible for self-management of the disease. The implementation of the plan continues with the Diabetes Education for Health Care Providers program being offered at SIAST. Saskatchewan Health, in partnership with Regional Health Authorities podiatrists and SIAST, developed “Risk Identification of the Foot in Diabetes” presentation and training and materials, for the ongoing delivery of workshops in Regional Health Authorities

~	The Diabetic Foot Program is under development, which will include clinical practice guidelines for the screening and management of complications associated with the diabetic foot

~	The Insulin Adjustment Learning module is under development, which will enhance the knowledge and skills of care providers in the adjustment of insulin in persons with diabetes

~	Regional diabetes plans indicate that diabetes education, prevention, and treatment initiatives are being developed in consultation and collaboration with care providers in the regions and from Aboriginal communities. These plans will enhance and improve the delivery of services for all residents including those living on reserve

~	In September 2005, the Provincial Diabetes Symposium was held with approximately 350 health care providers in attendance

~	Work continues with the federal government on the development of a National Diabetes Strategy and National Diabetes Surveillance System

[Health]

•	Ongoing review of the recommendations of Saskatchewan’s Disability Action Plan, submitted by the Saskatchewan Council on Disability Issues – the Department of Health is an active participant in this process and continues to examine programs in the context of the report’s recommendations

~	Progress continues on the development of the Disability Policy Framework. Collaborative efforts continue, led by the Office of Disability Issues, Department of Community Resources and Employment (DCRE), toward completion of the Disability Policy Framework. Saskatchewan Health participates on an interdepartmental committee developing a disability impact assessment tool [Health]

•	Expansion of the immunization program for Saskatchewan children - Meningococcal, Varicella (chickenpox) and Pneumococcal vaccines were phased into the routine publicly-funded immunization program over a six-month period, beginning in fall of 2004

2005-06 Saskatchewan Mid-Year Report

~	Three new vaccines, Meningococcal, Varicella (chickenpox) and Pneumococcal, have been successfully added to the routine publicly-funded immunization program in Saskatchewan. With the addition of these new vaccines, Saskatchewan children have added protection against vaccine preventable diseases. The three vaccines were phased in over a six-month period between October and April. Eligibility for the vaccines is based on the child’s date of birth

~	Beginning in fall 2005, Saskatchewan Health has also expanded the influenza (flu) program to offer influenza vaccine to children between the ages of 6-23 months

[Health]

•	With our partners in government and the Regional Health Authorities, fully implement the Cognitive Disabilities Strategy, including:

~	Initiatives to improve the knowledge and skills of individuals, families, care providers and organizations providing services

~	Strengthened Fetal Alcohol Spectrum Disorder (FASD) prevention and intervention initiatives

~	Fully implement enhanced assessment and diagnostic services in the four targeted communities (Regina, Saskatoon, Prince Albert and the North)

°	The Cognitive Disability Strategy was released to the public in September 2005. The strategy introduced FASD prevention and intervention initiatives through implementing training and education for practitioners and the general public. Assessment and diagnostic services have been enhanced in Regina, Saskatoon and Prince Albert. Cognitive Disability Consultants are in place in Prince Albert, Saskatoon and LaRonge. A flexible funding pool to support families’ independent living options has been provided through Department of Community Resources and Employment [Health]

•	Develop and begin implementation of a provincial alcohol and drug strategy to help targeted populations including at-risk Aboriginal populations, youth, northern Saskatchewan and street-involved people

~	In response to the recommendations contained in the report Healthy Choices in a Healthy Community, the Premier’s Project Hope was announced in August 2005. This multi-year plan will aggressively take action against addictions through a combination of intervention and prevention strategies that include: in-patient treatment, outreach services; supply reduction; improved service co-ordination; and prevention initiatives. The package of initiatives include: triple youth stabilization and treatment capacity; increased in-patient beds for detox and treatment; expanded outreach; redevelopment of the current treatment model to reflect best practices; expanded awareness and prevention initiatives supported through creation of a new Alcohol and Drug Prevention and Education Directorate; and better data and research to guide policy development including a research chair at the University of Saskatchewan

2005-06 Saskatchewan Mid-Year Report

~	Staged implementation of this strategy will occur over the next three years and has begun to help targeted populations, youth, northern Saskatchewan and street-involved people

[Health]

•	Begin implementation of a Crystal Methamphetamine Strategy (http://www.health.gov.sk.ca/mc_dp_crystalmeth_skstrategy.pdf) that will integrate and strengthen the services that help to prevent and treat addiction, and to co-ordinate and intensify efforts to reduce the access to and use of crystal methamphetamine and other drugs, thus reducing the harms associated with the abuse of these drugs

~	The Crystal Methamphetamine Strategy has been incorporated into the Premier's Project Hope [Health]

•	Improve public health capacity through funding to hire additional public health officers and increasing provincial readiness to respond to a major public health threat

~	The department has enhanced staffing to provide program and policy support for technical/engineering support for environmental health programs, environmental health risk assessment, communicable disease control and immunizations

~	Regional Health Authorities have been provided a total of $220,000 in one-time funding and $520,000 in ongoing funding to assist in the administration and enforcement of The Public Health Act, 1994 and The Tobacco Control Act and related regulations

~	Public health inspector positions have been added in several health regions to enhance their capacity to administer and enforce The Tobacco Control Act and The Public Health Act, 1994 and related regulations. Other regions have added non-inspector technical positions, allowing public health inspectors to focus on inspections of regulated public facilities

[Health]

•	Provide $20 million in grants to Regional Health Authorities and the Cancer Agency, to support acquiring and/or upgrading medical, surgical, diagnostic and other health equipment that enable quality care and provide improved patient comfort and worker safety in both long-term care and hospital settings

~	Three new CT scans began operating in the fall of 2005 in Five Hills Regional Health Authority, Cypress Regional Health Authority and Sunrise Regional Health Authority. New and upgraded provincial CTs are planned for the late fall of 2005. A mobile MRI is being used at the Regina General Hospital until the second permanent MRI becomes operational in December 2005

~	Agencies and regions have completed submissions to the department for approval to purchase medical, surgical, diagnostic and other health equipment that enable quality care. This equipment is intended to improve patient comfort and worker safety in both long-term care and hospital settings

[Health]

2005-06 Saskatchewan Mid-Year Report

Key facility construction and renovation activities for the coming year include:

•	Construction of the new Cypress Regional Hospital in Swift Current is expected to start this spring. There will be 87 acute care beds, a critical care unit and emergency room, women and children’s unit, a 10-bed mental health unit, three operating theatres, diagnostic imaging services including CT, ultrasound and x-ray, laboratory and pharmacy services, as well as support services

~	Construction started on the Cypress Regional Hospital in Swift Current in the spring of 2005 [Health]

•	Construction is expected to begin this spring on a joint-use health/learning project at Ile-a-la Crosse that includes an integrated health centre. The facility will include 11 acute care beds, including one multipurpose bed for urgent and emergent obstetrics, 17 long-term care beds, a primary care clinic, community services including mental health, addiction services, public health services, home care, youth programs, health education and a family healing centre

~	Construction started on the Ile-a-la Crosse Joint Use Facility in mid-August 2005 [Health]

•	Construction on a new integrated health care facility in Outlook is expected to begin this summer. The project will add a health centre to the existing Outlook Pioneer Home, to be equipped with 11 acute care rooms including a palliative care suite and a two-bed observation room. The new facility will provide emergency, out-patient, in-patient, home care, community-based services and long-term care services, as well as a locally-funded physician clinic

~	Architectural work is underway to enable construction on the integrated health care facility in Outlook for spring 2006 [Health]

•	An integrated facility will be built in Herbert, with construction expected to commence this summer. The facility will provide services for emergency medical care, trauma cases, isolation or observation, palliative respite or convalescent care beds, lab and radiology services, home care, public health, and other community services

~	Construction is to begin in the fall of 2005 for the Herbert Integrated Facility [Health]

•	Construction is expected to start this fall on an integrated health facility in Moosomin. There will be 27 acute care beds, 50 long-term beds, emergency services, radiology and laboratory services, as well as home care and community services

~	Sod-turning for the Moosomin Integrated facility occurred in October 2005 with facility construction beginning in the spring of 2006 [Health]

•	The Regina Qu’Appelle Regional Health Authority is progressing on the design of a new Mother and Baby Care Centre in the Regina General Hospital. Construction will be phased in, with a tentative start in late 2005

~	Saskatchewan Health has committed $9 million for a family-centred care unit for mothers and newborns in the Regina General Hospital. Construction is expected to begin in 2006 [Health]

•	Approval to proceed with four additional health care facilities: new integrated health facilities in Preeceville and Maidstone; Mental Health Facility in Saskatoon; and the Oliver Lodge Nursing Home addition in Saskatoon

2005-06 Saskatchewan Mid-Year Report

~	Program planning for the Preeceville Integrated Health Centre, the Maidstone Integrated Facility, Saskatoon Mental Health Facility and Oliver Lodge Long Term Care Facility is underway, with construction for all scheduled to start in 2006 [Health]

•	Enact regulations respecting the use of safety-engineered needles in health care facilities

~	In October 2005, the Minister of Labour announced that regulations will be enacted immediately to reduce hollow bore needle injuries. The regulations will be phased in so that by July 1, 2006 employers will be required to ensure workers in health care and corrections facilities use needles with engineered sharps injury protection or needleless devices. The phase-in will allow time to evaluate then purchase different devices, develop an implementation plan and train staff on how to properly use the devices [Labour]

2005-06 Saskatchewan Mid-Year Report

B U I L D    A     F U T U R E
F O R     O U R     Y O U N G     P E O P L E     H E R E

Strategic Priorities in 2005-06

•	The KidsFirst Strategy outlines the goals and objectives that will guide the program over the next several years, as well as the specific actions for the coming year that build on work undertaken in 2004-05

~	252 child care spaces will be maintained in the communities for KidsFirst families, and 160 early learning opportunities will continue as well. These child care spaces and early learning opportunities are shared by the families within the KidsFirst program, as their needs are identified

°	More than 252 child care spaces are currently maintained in the communities for KidsFirst families, and more than 160 early learning opportunities have continued. Communities focus on providing opportunities for KidsFirst families to participate in child care and early learning programs [Learning; Community Resources and Employment; Health]

•	Develop a new provincial system for Early Learning and Child Care with federal funding of $21.7 million in 2005-06

~	Agreement in principle was signed between the Governments of Canada and Saskatchewan on Early Learning and Child Care in April 2005. The agreement in principle supports the development of quality early learning and child care for young children and their families in Saskatchewan. The federal government has provided $21.7 million to the Province for 2005-06

~	Collaborative planning with the Department of Community Resources and Employment and consultations with stakeholders on the development of a school-linked Early Learning and Child Care system for children under six has taken place since April 2005

[Community Resources and Employment; Learning]

•	Enhance Child Nutrition and Development Program which supports nutrition and nutrition education programs for school age children through community-based initiatives

~	The 2005-06 Budget provided a $500,000 enhancement to the Child Nutrition and Development Program. As of September 30, 2005, approximately 80 per cent of the new funding has been distributed to school and community-based nutrition programs across the Province. Applications for new projects are still under consideration, and it is expected the funds will be fully committed and expended by the end of the fiscal year [Community Resources and Employment]

•	Implement K-12 school divisions based on new boundaries by January 2006

~	New school division boundaries have been defined, reducing Saskatchewan school divisions from 81 to 34. With additional Separate School Division voluntary amalgamations, the number of school divisions will be reduced to 28

~	As of April 19, 2005, the 12 new restructured school divisions became legal entities, and the elections for board members of the new divisions occurred on June 15, 2005

2005-06 Saskatchewan Mid-Year Report

~	A Minister’s Order was signed September 19, 2005 to establish seven Roman Catholic Separate School Divisions effective October 31, 2005

~	On January 1, 2006, the existing divisions will be dissolved and the new boards will assume full responsibility for the new divisions

[Learning]

•	Establish a new accountability framework for K-12 school divisions based on student outcomes, including local accountability

~	A draft pre-K to 12 Continuous Improvement Framework has been designed and shared with stakeholders for feedback. The framework focuses on implementing a planning, monitoring and reporting cycle aligned with provincial and local priorities to improve learner outcomes [Learning]

•	Complete a review of the Foundation Operating Grant

~	Work is underway to identify needs and concerns with current grant formula, to assess individual factors in the grant, and to develop a phased-in approach to redevelop the formula to improve fairness, simplicity and transparency [Learning]

•	Provide $55.1 million in education property tax relief to Saskatchewan school divisions

~	An eight per cent education property tax credit has been provided to all property owners that pay education tax for the 2005 taxation year

~	Payments are proceeding as planned

[Learning]

•	Enhance on-line resources for the K-12 system

~	$300,000 in new funding has been provided to support the development of new secondary level digital learning resources. To date, an implementation plan has been established so that the documents and supporting resources for Adult Basic Education curricula can be made available on-line, a pilot project in on-line professional development has begun with 30 teachers, and work has begun to put resources on-line to support the teaching of Ukrainian

~	A number of Information Communication Technology workshops have been provided to K-12 teachers, including: Blackboard, School Websites, Web Experience, Tools for Thought, Going Beyond the Obvious and Unleashing the Digital Teacher

~	Two web-based student module educational resources have been completed, including: The Depression, supporting senior high school Social Studies and Canadian Studies; and Lend Me Your Ears, supporting Middle Level English Language Arts

[Learning]

•	SchoolPlus will be establishing 15 service areas that will bring critical human service agencies together (school divisions, health authorities, Community Resources and Employment, Corrections and Public Safety and Learning) to collaborate at the local level in the delivery of services and the attainment of common outcomes for the learning success and well-being of children and youth in the area

2005-06 Saskatchewan Mid-Year Report

~	Child and Youth Service Areas will be established in 2006 in conjunction with school division restructuring. Service areas will align with restructured rural divisions and in Saskatoon and Regina to bring critical human service agencies together (school divisions, health authorities, Community Resources and Employment, Corrections and Public Safety, and Learning) to collaborate at the local level in the delivery of services and the attainment of common outcomes for the learning success and well-being of children and youth in the area [Learning]

•	Implement a reading comprehension student learning assessment province-wide. Over 70 schools will participate in the assessment of Grades 5, 7 and 10 students in both English and French. School division and school specific student achievement data will be obtained and used to improve student reading performance

~	The Reading Assessment for Learning Project was administered province-wide to more than 35,000 students in Grades 5, 7 and 10 English, French Immersion and Fransaskois learning programs in April 2005

~	Assessment results were scored and entered in July and August 2005. Analysis and reporting functions for the assessment are currently under development and school division reports will be distributed at the end of November 2005

[Learning]

•	Provide capital funding to assist educational institutions in maintaining, restoring, and constructing new or replacement facilities, resulting in healthier, safer and more supportive learning environments

~	Complete design and initiate construction of the Laboratory Building at the University of Regina

°	$35.6 million has been provided to the University of Regina for the design and the start of construction on the new Laboratory Building ($4.6 million in 2005-06, $30 million in 2004-05 and $1 million in 2002-03)

~	Provide $26.7 million in K-12 capital funding:

°	$16.9 million for major capital projects in Ile-a-la-Crosse, Warman, Saskatoon, La Loche, Prince Albert and Moose Jaw

To date, the following projects have been announced and 2005-06 funding amounts committed:

–	In Ile-a-la-Crosse, $1.9 million for a combined high school, health centre and long-term care centre that will become the focal point for the northern village. Construction has begun and occupancy is targeted for early 2007

–	In Warman, $2.8 million has been allocated for renovations to Warman High School, including funding to move some of Prairie West Regional College’s programming to the high school. Construction has begun

2005-06 Saskatchewan Mid-Year Report

–	In Saskatoon,

*	$3.25 million has been committed and construction started on the new Centennial Collegiate slated to open its doors to Grade 9 and 10 students in 2006

*	$1.1 million for replacement of W.P. Bate Elementary School

*	$0.75 million for planning for the new west side Collegiate (Tommy Douglas)

*	$0.75 million for planning for the new west side High School (Bethlehem)

–	In La Loche, $2.5 million has been committed to fund renovations and an addition to the La Loche Community School for the high school portion of the school

–	In Prince Albert, $2.3 million has been committed to the Saskatchewan Rivers School Division for the Vincent Massey Elementary School which opened in September 2005

–	In Moose Jaw, $1.0 million has been committed to the Division Scolaire Francophone for a new pre-K to 12 school

–	$0.55 million has been reallocated to block funding

°	$9.7 million in block funding for smaller maintenance and renovations projects throughout the Province

–	$12 million has been committed to block funding projects for 2005-06; the increase is in response to increased construction costs

~	Provide $1.8 million to SIAST and $700,000 to regional colleges for sustaining capital

°	SIAST received $1.8 million in capital funding for 2005-06 including $1.5 million for furniture, equipment and machinery renewal and $300,000 for block projects

°	Regional Colleges will receive $700,000 in capital funding for 2005-06 including $200,000 for furniture, equipment and machinery renewal and $500,000 for block projects

[Learning]

•	Expand partnerships within the K-12 sector through the Aboriginal Employment Development Program to promote a stay in school message and encourage career planning that will lead Aboriginal youth to jobs in Saskatchewan

~	First Nations and Métis Relations has been meeting with First Nations Tribal organizations and schools to distribute the “See Your Choices, Choose Your Path Aboriginal Career Development Kit” and to orient representatives on the Kit’s contents

~	Signed four new partnership agreements for Aboriginal employment development

[First Nations and Métis Relations]

•	Offer two student work term programs to introduce young people to information technology (IT) career possibilities; the programs will provide opportunities for six Aboriginal students enrolled in a post-secondary IT education program and three students enrolled in a post-secondary Business Administration or policy-related program

~	Four Aboriginal post-secondary IT student work terms have been filled and the remaining two work terms will be filled in January 2006

2005-06 Saskatchewan Mid-Year Report

~	One Business Administration student has been hired and the department is recruiting two more students for a work term that starts in January 2006

[Information Technology Office]

•	In 2005, award up to 34 additional bursaries to Aboriginal students as part of the Crown Investments Corporation (CIC) Aboriginal Bursary Program, as well as continue to retain and provide bursaries to the past year’s 34 recipients

~	To date, 41 students receive full year bursaries of $5,000 each; this includes 13 renewals from last year and 28 new recipients [Crown Investments Corporation]

•	The first 50 students will enter CIC’s Math and Science Enrichment Program at the University of Saskatchewan in the fall of 2005. Over the five-year agreement, it is estimated that 250 students will complete the program

~	To date, approximately 30 students have entered CIC’s Math and Science Enrichment Program [Crown Investments Corporation]

•	Improve student transition from Grade 12 to post-secondary education or work-based learning opportunities and apprenticeship through increased career information and awareness

~	$10 per student has been allocated to all school boards through the Foundation Operating Grant for middle level and secondary school years for career development. Suggested activities have been communicated to school boards for consideration to enhance the delivery of career development programs and services [Learning]

•	Complete a review of the post-secondary training system to support labour force development to meet Saskatchewan’s skilled labour need

~	Training System Review launched to develop recommendations regarding how best to position the training system to meet Saskatchewan’s labour force development needs

~	Consultations with stakeholders have been completed and an interim report, What We’ve Heard, drafted and posted on the website at http://www.sasked.gov.sk.ca/branches/institutions/tsr/ submissions/interim_report.pdf

[Learning]

•	Continue the expansion of the Nursing Education Program of Saskatchewan

~	In 2005-06, the expansion of the Nursing Education Program of Saskatchewan includes:

°	The first delivery of a second degree program in nursing. The second degree program had its first intake of students in May 2005 with an intake capacity of 50 seats

°	The Northern Nursing Program now covers the full four years. The first cohort to enter the program started its fourth and final year in September 2005

°	An increase of 18 seats in the traditional four year program at SIAST Wascana Campus occurred in September 2005

[Learning]

2005-06 Saskatchewan Mid-Year Report

•	Increase training capacity for work-based training, Adult Basic Education and Literacy and Apprenticeship by 1,000 seats

~	A $2 million increase has been provided for additional seats resulting in increased training capacity in the Job Start/Future Skills Workbased Training Program (775 new offerings), Adult Basic Education program (150 new opportunities) and the Apprenticeship program (75 new spaces) [Learning]

•	Provide over 700 students with career-relevant employment in government, community-based organizations and post-secondary institutions through the Centennial Student Employment Program

~	The Centennial Student Employment Program has successfully provided 771 students with career-relevant employment in government, community-based organizations and post-secondary institutions [Culture, Youth and Recreation]

•	Provide over 100 students with career-relevant employment in the environment sector through the Green Team initiative

~	The Green Team initiative has successfully provided 107 students with career-relevant employment in the environment sector [Culture, Youth and Recreation]

•	Provide post-secondary graduates with a $675 tax credit in 2005 (up from $500 in 2004), working towards the commitment to provide a $1,000 tax rebate for all post-secondary graduates working in Saskatchewan following graduation

~	The Post-Secondary Graduate Tax Credit Act Amendment, 2004 received Royal Assent in the Saskatchewan Legislature on June 17, 2004. Post-secondary graduates now receive a $675 tax credit [Learning]

•	Reduce the cost of post-secondary education by expanding the provincial bursary. This means approximately 10,000 students will get additional, non-repayable provincial assistance this year

~	$3.4 million has been provided to expand the Saskatchewan Bursary program by increasing bursary assistance for up to 10,000 students. Bursary assistance has been increased from $75 per week to $110 per week [Learning]

•	Support skills development and employment opportunities for youth through the Master of Public Administration Internship Program, Aboriginal Management and Professional Internship Program, and the Aboriginal Speaker’s Bureau

~	In conjunction with the University of Regina, developed the Master of Public Administration Internship Program. Four interns were selected to participate in the program and were matched with senior executives in the departments of Community Resources and Employment, Executive Council, Health and Justice. Interns will be in departments from September 2005 to May 2006

~	Aboriginal Career Connections, formerly Aboriginal Management and Professional Internship Program (AMPIP), is in its fifth year and currently has three active interns. During the past few months, four interns gained permanent full-time employment within the Saskatchewan public service and four gained permanent full-time employment with external organizations

~	The Aboriginal Government Employees Network Speaker’s Bureau (Pikiskwewak) is a group of Aboriginal volunteers from Saskatchewan’s provincial public sector dedicated to becoming role models for

2005-06 Saskatchewan Mid-Year Report

their communities and to provide information and inspiration to the Province’s Aboriginal youth. As of September 2005, this group has made six presentations to approximately 150 students from Grades 7 to 9 in Stanley Mission, Okanese First Nation, Regina, and Saskatoon. The presentation focuses on the importance of Aboriginal youth staying in school and the types of careers available in the Saskatchewan public service

[Public Service Commission]

•	Gradworks has a target of 85 internship opportunities in the Crown sector this year, and 50 each year of the remaining three years of the program

~	To date, 76 internships are in progress [Crown Investments Corporation]

•	Response to the Commission on First Nations and Métis Peoples and Justice Reform

~	Corrections and Public Safety (CPS), and Saskatchewan Justice are co-chairing an interdepartmental working group to implement the action plan. In 2005-06, more than $48 million in new funding is being invested in these responses. Initiatives include such areas as public education to combat racism, strengthening of Fetal Alcohol Spectrum Disorder (FASD) programs, development of an Education of Youth in Custody program, crime reduction strategies, programming to reduce violence and re-offending, and reductions in the use of remand

~	A high priority is placed on implementing the Government action plan, Creating a Healthy, Just, Prosperous and Safe Saskatchewan, released in May 2005 to respond to the report from the Commission on First Nations and Métis Peoples and Justice Reform. Justice initiatives that are in various stages of development include:

°	Revision of the police complaints process with a new independent police public complaints commission to be in place in January 2006

°	Continued development of integrated targeted initiatives address crime in specific communities such as the Prince Albert Crime Reduction Strategy announced in June 2005

°	Development of a provincial interagency crime prevention strategy to reduce victimization and re-offending

°	Further allocation of 18 new police positions in 2005-06 to fulfill the police promise, with a focus on recruiting Aboriginal officers

°	Additional funding for two additional Safer Communities and Neighbourhoods (SCAN) officers, announced by the Premier through Project Hope, increasing the police promise from 18 to 20

°	Implementation of a specialized domestic violence court in Saskatoon

°	Development of a specialized drug treatment court in Regina

°	Addition of a forensic pathologist to the coroner's system

°	Implementation of the Pelican Lake Community Holistic Court, a new initiative to improve access to justice, increase community involvement and provide for input from First Nations people by incorporating First Nations culture and language and involving First Nations Elders

2005-06 Saskatchewan Mid-Year Report

•	Fetal Alcohol Spectrum Disorder (FASD) programs: Justice and CPS are participating with several other government departments in the implementation of a new Cognitive Disabilities Strategy, which includes FASD. This initiative enhances assessment and diagnostic services

•	Gang Suppression: Justice is working with other departments to develop a gang suppression strategy. CPS will continue to intervene with high-risk, young offenders to prevent and curtail gang activity, in support of the gang suppression strategy

•	Crime Reduction Initiatives: Integrated targeted strategies to address crime have been undertaken in Regina, North Battleford, Prince Albert, Meadow Lake and Saskatoon. These initiatives are in varying stages of development. Preliminary planning is underway for the development of a Northern Crime Reduction Strategy. The Regina Auto Theft Strategy, established several years ago, reported that, at the end of July 2005, there was an overall decrease in auto thefts in Regina of 44 per cent over 2001 levels

[Corrections and Public Safety; Justice]

•	Replacement of the 1913 portion of the Regina Provincial Correctional Centre

~	A contract has been awarded to provide construction management services, with a tender for the main buildings to be issued in the spring of 2006. In 2005-06, site preparation work will be undertaken. Completion of construction is scheduled for the spring of 2008, with demolition of the existing portion to follow. The new facility will have a total of 216 beds (144-bed remand unit, 48 high security beds, 12 medium security beds, and 12 medical beds) as well as an inmate admission/discharge area, visiting area and health care clinic [Corrections and Public Safety]

•	To achieve full benefits of restructuring, new accountability mechanisms at the local level will be developed to ensure that community and parent input is heard and help shape the direction of our education system. The Local Accountability and Partnerships Panel has been formed to develop a policy paper recommending the framework

~	On September 26, 2005, the Minister released the report of the Local Accountability and Partnerships Panel. The report includes a vision and 25 recommendations for the establishment in legislation of local accountability structures (Advisory Committees) in every school that are an integral, purposeful and valued component of school division governance. Their responsibilities are recommended to focus on key matters that make a difference in student learning and well-being and align with provincial and school division goals and initiatives [Learning]

•	86 seats reserved for Saskatchewan students at post-secondary institutions across Canada

~	Funding has been provided to establish inter-provincial agreements with post-secondary institutions across Canada that provide educational opportunities for Saskatchewan students in health disciplines where training is not offered in the Province. These agreements have reserved seats in the following disciplines:

°	Dental Mechanics

°	Orthotics and Prosthetics

°	Occupational Therapy

°	Optometry

°	Respiratory Therapy

°	Nuclear Medicine

[Learning]

2005-06 Saskatchewan Mid-Year Report